Filed pursuant to Rule 424(b)(5)
SEC File No. 333-150368

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 25, 2008

$70,000,000

    % Convertible Senior Notes due 2015

We are offering $70,000,000 principal amount of our     % Convertible Senior Notes due 2015, or the “notes”. The notes will bear interest at a rate of     % per year. Interest on the notes will be payable semiannually in arrears on May 1 and November 1 of each year, beginning May 1, 2010. The notes will mature on May 1, 2015, unless earlier converted, redeemed or repurchased by us. The notes will be our senior, unsecured obligations and will rank equal in right of payment with our senior unsecured debt and our existing 5.00% convertible senior notes due 2013, and will be senior in right of payment to our debt that is expressly subordinated to the notes, if any. The notes will be structurally subordinated to all debt and other liabilities and commitments of our subsidiaries, including our subsidiaries’ guarantees of our indebtedness under our revolving bank credit facility, and will be effectively junior to our secured debt to the extent of the assets securing such debt.

Holders may convert their notes at their option prior to the close of business on the business day immediately preceding February 1, 2015 only under the following circumstances: (1) during any fiscal quarter commencing after January 1, 2010 if the last reported sale price of our common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day; (2) during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price (as defined below) per $1,000 principal amount of notes for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day; (3) upon the occurrence of specified corporate events; or (4) if we call the notes for redemption, at any time prior to the close of business on the business day prior to the redemption date. On and after February 1, 2015 until the close of business on the business day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described in this prospectus supplement.

The conversion rate will initially be              shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $             per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate transactions that occur on or prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction.

On or after November 1, 2012 and prior to maturity date, we may redeem for cash all, but not less than all, of the notes if the last reported sale price of our common stock equals or exceeds 130% of the conversion price then in effect for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice. The redemption price will equal 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest, including any additional interest, to, but excluding, the redemption date. To the extent a holder converts its notes in connection with our redemption notice, we will increase the conversion rate as described in this prospectus supplement.

If we undergo a fundamental change, holders may require us to repurchase the notes in whole or in part for cash at a price equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest, including any additional interest, to, but excluding, the fundamental change repurchase date.

The notes will not be listed on any securities exchange. Our common stock is listed on The NASDAQ Global Select Market under the symbol “GMXR.” The last reported sale price of our common stock on The NASDAQ Global Select Market on October 16, 2009 was $18.44 per share.

Concurrently with this offering of the notes, we are offering 5,750,000 shares of our common stock (or 6,612,500 shares, if the underwriters exercise their over-allotment option in full) pursuant to a firm commitment underwritten public offering. The issuance of the notes offered hereby is not conditional on the consummation of the common stock offering.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement and “Risk Factors” beginning on page 4 of the accompanying prospectus.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to GMX Resources Inc.
Per Note	%	%	%
Total	$	$	$

(1)	Plus accrued interest from , 2009, if settlement occurs after that date.

The underwriters will have a 30-day option to purchase up to an additional $10,500,000 aggregate principal amount of notes, solely to cover over-allotments, if any.

Delivery of the notes to investors in book-entry form only through The Depository Trust Company will be made on or about October     , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse		Jefferies & Company
Capital One Southcoast

The date of this prospectus supplement is October     , 2009.

Investment Highlights

–	Estimated proved reserves of 465 Bcfe as of December 31, 2008(1)
–	Approximately 42,300 net Haynesville/Bossier Shale acres
–	520 net potential undrilled Haynesville/Bossier Shale horizontal drilling locations based on 80-acre well spacing
–	Drilled and completed nine Haynesville/Bossier Shale horizontal wells

(1)	Based on a reserve report prepared by independent reserve engineers MHA Petroleum Consultants, Inc. as of December 31, 2008

PROSPECTUS SUPPLEMENT

ACCOMPANYING PROSPECTUS

DESCRIPTION OF DEBT SECURITIES	14
DESCRIPTION OF CAPITAL STOCK	20
DESCRIPTION OF WARRANTS	26
DESCRIPTION OF UNITS	26
PLAN OF DISTRIBUTION	27
LEGAL MATTERS	29
EXPERTS	29

S-i

About This Prospectus Supplement

As used in this prospectus supplement, references to “we,” “our,” “us,” “GMX,” and the “Company” are to GMX Resources Inc. and, except as the context otherwise requires, our consolidated subsidiaries, including Endeavor Pipeline Inc. (“Endeavor”) and Diamond Blue Drilling Co. (“Diamond Blue”).

This document is in two parts. The first part is this prospectus supplement, which describes our convertible senior notes offering. This first part also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about us and securities we may offer from time to time, some of which may not apply to this offering, our convertible senior notes or our common stock. If the information varies between this prospectus supplement and the accompanying prospectus, or any document incorporated by reference therein, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in, incorporated or deemed incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor any of the underwriters has authorized anyone to provide information different from that contained in, incorporated or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus to which it relates or the documents incorporated or deemed incorporated herein or therein is accurate as of any date other than the date of this prospectus supplement, the accompanying prospectus or such documents.

This prospectus supplement and the accompanying prospectus are not an offer to sell any security other than the notes offered hereby and are not soliciting an offer to buy any security other than the notes offered hereby. This prospectus supplement and the accompanying prospectus are not an offer to sell the notes offered hereby to any person, and they are not soliciting an offer from any person to buy the notes offered hereby, in any jurisdiction where the offer or sale to that person is not permitted.

As used in this prospectus supplement, references to “the notes” or “the notes offered hereby” are to the     % convertible senior notes due 2015 offered hereby and not to our existing 5.00% convertible senior notes due 2013, which are always referred to as such.

Where You Can Find More Information

Our filings with the United States Securities and Exchange Commission (“SEC”) are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges. Also, using our website, http://www.gmxresources.com, you can access electronic copies of documents we file with the SEC, including the registration statement of which this prospectus is a part, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. You may also request a copy of those filings, excluding exhibits, at no cost by writing, calling or emailing Michael Rohleder at our principal executive office, which is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, or by telephone or email at (405) 600-0711 or mrohleder@gmxresources.com, respectively.

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), that registers the distribution of these securities. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above.

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Forward-Looking Statements

All statements made in this prospectus supplement and the accompanying prospectus other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. These statements reflect expectations and are based on historical operating trends, proved reserve positions and other currently available information. Forward-looking statements include statements regarding future plans and objectives, future exploration and development expenditures, number and location of planned wells and statements regarding the quality of our properties and potential production levels. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. Except as otherwise specifically indicated, these statements assume that no significant changes will occur in the operating environment for oil and natural gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

The forward-looking statements in this prospectus supplement and the accompanying prospectus are subject to all the risks and uncertainties that are described in this document. We may also make material acquisitions or divestitures or enter into additional financing transactions. None of these events can be predicted with certainty, and they are not taken into consideration in the forward-looking statements.

For all of these reasons, actual results may vary materially from the forward-looking statements, and we cannot assure you that the assumptions used are necessarily the most likely. We will not necessarily update any forward-looking statements to reflect events or circumstances occurring after the date the statement is made, except as may be required by federal securities laws.

There are a number of risks that may affect our future operating results and financial condition. These are described in this prospectus supplement beginning on page S-12 and in the accompanying prospectus beginning on page 4.

S-iii

Prospectus Supplement Summary

This summary highlights selected information contained elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the risk factors and the financial statements included or incorporated by reference in this prospectus supplement.

Our Business

We are an independent oil and natural gas exploration and production company focused on the development of the Cotton Valley group of formations, specifically the Cotton Valley Sands layer in the Schuler formation and the Upper Bossier, Middle Bossier and Haynesville/Lower Bossier layers of the Bossier formation (the “Haynesville/Bossier Shale”), in the Sabine Uplift of the Carthage, North Field of Harrison and Panola counties of East Texas (our “core area”). We have operated in our core area since 1998 and currently operate over 81% of our approximately 63,290 gross acres (46,732 net acres). At December 31, 2008, our estimated total proved oil and natural gas reserves, as prepared by our independent reserve engineering firm, MHA Petroleum Consultants, Inc., were approximately 465 billion cubic feet of natural gas equivalent. Approximately 35% of our proved reserves were classified as proved developed, while 94% of our proved reserves were classified as natural gas.

As of September 30, 2009, we had identified 768 gross (520 net) potential undrilled Haynesville/Bossier Shale horizontal well locations across our acreage, assuming 80-acre well spacing, and approximately 2,000 net potential undrilled Cotton Valley Sands drilling locations across our acreage, assuming 20-acre well spacing. We currently have 250 net producing wells, of which nine are Haynesville/Bossier Shale horizontal wells. We are currently focusing almost 100% of our 2009 capital expenditure budget on the Haynesville/Bossier Shale horizontal drilling program. For a summary of recent developments in this drilling program, please read “Recent Developments” below.

Our principal executive office is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, and our telephone number is (405) 600-0711.

Company Strengths

Large, contiguous, high quality acreage position. We hold approximately 63,290 gross acres (46,732 net acres), of which approximately 62,160 gross acres (42,300 net acres) are located in the emerging Haynesville/Bossier Shale resource play in Harrison and Panola counties of East Texas. As of October 16, 2009, we have drilled and completed nine successful horizontal Haynesville/Bossier Shale wells with production profiles that we believe support our strategy of continued and focused development of this play on our acreage. We have identified 768 gross (520 net) potential undrilled locations based on 80-acre spacing on our Haynesville/Bossier Shale acreage position. Furthermore, 19 vertical test wells that we drilled across our properties in 2006 confirmed a consistent 350-foot layer of Haynesville/Bossier Shale to be present, which we believe has substantially reduced the risk associated with our Haynesville/Bossier acreage. The Cotton Valley Sands resource play in which we operate is a mature and well-understood play. As a result, drilling results are highly stable and predictable. We have a track record of drilling success in our core area with a 100% drilling success rate since the inception of our Company. A significant portion of our Haynesville/Bossier Shale acreage is held by production from our shallower Cotton Valley Sands, Travis Peak and Hosston wells, which gives us the ability to drill where we choose without significant risk of lease expiration.

High degree of operational control. We operate over 81% of our acreage in our core area, which permits us to better manage our operating costs and better control capital expenditures and the timing of development and exploitation activities.

Strong growth profile with significant drilling inventory. We have an inventory of 520 net potential undrilled proved and unproved Haynesville/Bossier Shale drilling locations and approximately 2,000 net potential undrilled proved and unproved Cotton Valley Sands drilling locations as of September 30, 2009. This large drilling inventory provides us with the potential to continue to exhibit significant organic reserve and production growth. For the five-year period ending December 31, 2008, we have grown our proved reserves and production at compounded annual growth rates of 64% and 80%, respectively.

Low finding and development costs. Our finding and development costs have averaged $1.38 per Mcfe over the last three calendar years. Finding and development costs are calculated by dividing the sum of total exploration and development capital costs by the sum of total additions to estimated proved reserves for the years ended December 31, 2008, 2007 and 2006. “Finding and development costs” are defined below in “Certain Technical Terms.” The Cotton Valley Sands is considered to be an unconventional natural gas resource that is pervasive throughout large areas, which explains our drilling success in this formation layer. As a result, we did not have any exploration capital costs (i.e., “finding costs”) in 2007 or 2006. However, in 2008, we had finding costs of $12.2 million related to exploration activities in the Haynesville/Bossier Shale formation layer. We seek to apply a low-cost approach to our Haynesville/Bossier Shale development.

Significant infrastructure in place. As of September 30, 2009, we had approximately 120 miles of gathering pipeline, 115 MMcf per day of takeaway capacity and 22,500 horsepower of compression. We also own salt-water disposal and other field infrastructure as well as three drilling rigs, two of which have the capacity to drill horizontal Haynesville/Bossier Shale wells. We intend to contribute our gathering and compression assets to Endeavor Gathering LLC (“Endeavor Gathering”) in early November 2009 as part of the closing of a new joint venture with Kinder Morgan Endeavor LLC (“KME”), but we have obtained commitments from Endeavor Gathering for priority rights to its takeaway capacity following this contribution. For more information on this joint venture, please see “Recent Developments—Joint Venture Relating to Gathering Assets” below. Based on our average daily production rate of 36.1 MMcfe per day for the first half of 2009 and our takeaway capacity of 115 MMcf per day as of September 30, 2009, we believe our current infrastructure has sufficient capacity to support material growth in production.

Favorable economics through access to multiple delivery points. Our existing gathering infrastructure provides us with options in determining the delivery points at which we sell our production, which allows us to take advantage of price differentials among those delivery points. Due at least in part to these options, our net realized price for natural gas volumes sold, including sales of processed liquids, and excluding the effects of hedging, was 95% of the NYMEX price for calendar year 2008.

Strategy

Our primary objective is to focus on the continued horizontal well development of our Haynesville/Bossier Shale acreage in East Texas and to selectively increase our position within our core area. Our strategy emphasizes:

•

Developing our existing Haynesville/Bossier Shale acreage—We seek to maximize the value of our existing assets by developing our properties with the lowest risk and the highest production and reserve growth potential. We intend to concentrate on developing our multi-year inventory of drilling locations in the Haynesville/Bossier Shale in order to develop our natural gas reserves in East Texas. We estimate that our approximate 42,300 net acres in the Haynesville/Bossier Shale includes as many as 520 net potential undrilled proved and unproved drilling locations based on 80-acre spacing.

•	Maintaining operational control with focus on reducing operating costs—We have consistently maintained low finding and development costs and consistently operate with one of the lower operating cost structures in the industry. Over the last three years, our finding and development costs have averaged $1.38 per Mcfe. Our per unit lease operating expenses have declined from $1.07 per Mcfe for the six months ended June 30, 2008 to $0.90 per Mcfe for the six months ended June 30, 2009. While these results relate primarily to our drilling of Cotton Valley Sands wells, we anticipate that our per unit operating costs will decrease as we continue to develop our Haynesville/Bossier Shale properties and our horizontal Haynesville/Bossier production becomes a greater percentage of our overall production.

•

Utilizing an integrated model approach in our core area—We operate a significant amount of drilling and gathering infrastructure in our core area, which allows us to better control the drilling, marketing, processing and delivery options for the sale of our natural gas and oil. Upon consummation of the Endeavor Gathering joint venture, we will continue to maintain control over the day-to-day operations of our gathering system assets through a pipeline operating agreement between our subsidiary Endeavor Pipeline Inc. and Endeavor Gathering. We plan to continue pursuing the best markets for the sale of our production and, through Endeavor Gathering, prudently expanding our infrastructure to keep pace with increasing production volumes as we develop our Haynesville/Bossier Shale acreage.

•

Actively hedging production to provide greater certainty of cash flow and earnings—We currently have hedging instruments in place for 2009 for 27.6 MMcfe per day, or approximately 77% of our daily natural gas and crude oil production as of June 30, 2009, at an average price of $7.77 per Mcfe. Excluding sold calls, for 2010 and 2011, we have hedged approximately 11.3 million MMBtu and 2.4 million MMBtu of natural gas at a weighted average price of $6.50 and $6.71 per MMbtu, respectively. We plan to continue to use hedging to mitigate commodity price risks.

•

Opportunistically acquiring acreage in our core area—We have increased our acreage position in the Haynesville/Bossier Shale from approximately 18,000 net acres at December 31, 2007, to approximately 42,300 net acres as of June 30, 2009. We continue to concentrate our efforts in areas where we can apply our technical expertise and where we have significant operational control or experience. We plan to continue to expand our Haynesville/Bossier Shale acreage position beyond our current 10-15 year drilling inventory by adding acreage with similar drilling potential and characteristics to our existing properties.

Recent Developments

Continued Successful Well Results in Haynesville/Bossier Shale. As of October 16, 2009, we had successfully drilled and completed nine wells in the Haynesville/Bossier Shale formation layers. Production results for these wells have continued to improve, with our most recent Haynesville/Bossier Shale well generating the best 30-day production results of all of our Haynesville/Bossier Shale wells drilled to date. We have continued to apply a low cost discipline as a key part of our strategy, and we have lowered our completed well costs by approximately 50% from our first Haynesville/Bossier Shale well to our current estimates. The authorization for expenditure for our next Haynesville/Bossier Shale well, the Bell 5H, is approximately $6.5 million.

Joint Venture Relating to Gathering Assets. On October 16, 2009, we entered into a Purchase Agreement with KME relating to Endeavor Gathering. Pursuant to this agreement, we will contribute our gathering, compression and certain related assets to Endeavor Gathering, and then sell a 40% interest in Endeavor Gathering to KME for $36 million. We will retain the remaining 60% interest in Endeavor Gathering, and we will also enter into agreements with Endeavor Gathering to provide us with continued access to its gathering system and that retain us as the day-to-day operator of the gathering system. Under the agreements that will govern the Endeavor Gathering joint venture, KME and we are each obligated to contribute our pro rata share of the capital required to connect new wells to the gathering system and for certain sustaining projects. We have also agreed that KME will be entitled to 80% of the cash distributions from Endeavor Gathering until its investment has been repaid, at which point the cash distribution will follow KME’s and our respective ownership interests. Finally, we have committed to utilize at least two drilling rigs in our core area for three years following the closing of the Endeavor Gathering joint venture. We expect to close the Endeavor Gathering joint venture transactions in early November 2009.

Amendments to Credit Agreements. On October 17, 2009, we entered into an amendment to our revolving bank credit facility to permit this offering of the notes and to document our lenders’ consent to the Endeavor Gathering joint venture transaction, among other matters. As part of this amendment, the borrowing base under our revolving bank credit facility will be reduced to $140 million upon closing of the Endeavor Gathering joint venture. In addition, this amendment will remove the minimum tangible net worth financial covenant from the revolving bank credit facility upon issuance of the notes. Additionally, we expect to enter into an amendment to our senior secured note agreement with The Prudential Insurance Company of America (“Prudential”), pursuant to which Prudential will agree to accept repayment of its senior secured notes with a portion of the proceeds of this offering and to waive our compliance with a ten-business day notice otherwise required for prepayment of such senior secured notes.

Concurrent Transaction

Concurrently with this offering of notes, we are offering 5,750,000 shares of common stock (6,612,500 shares if the underwriters exercise their over-allotment option in full). The shares will be purchased by the underwriters in that offering pursuant to a firm commitment underwritten public offering registered under the Securities Act.

The issuance of our notes offered hereby is not conditional on the consummation of the common stock offering.

Together with the net proceeds to us from this offering of notes, we intend to use all of the net proceeds from the common stock offering to repay a portion of the balance owed under our revolving bank credit facility, to repay all of our outstanding senior secured notes and for general corporate purposes.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes. Unless otherwise specified, this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. As used in this section, “we,” “our,” “us,” the “Company” and “GMX” refer to GMX Resources Inc. and not to its consolidated subsidiaries.

Issuer	GMX Resources Inc., an Oklahoma corporation.

Securities	$70,000,000 principal amount of % Convertible Senior Notes due 2015 (plus up to an additional $10,500,000 principal amount to cover over-allotments, if any).

Maturity	May 1, 2015, unless earlier converted, redeemed or repurchased.

Offering Price	100% plus accrued interest, if any, from the issue date.

Issue Date	, 2009

Interest	% per year. Interest will accrue from the issue date and will be payable semiannually in arrears on May 1 and November 1 of each year, beginning May 1, 2010.

Ranking	The notes will be our senior, unsecured obligations and will rank equal in right of payment with our senior unsecured debt and our existing 5.00% convertible senior notes due 2013, and will be senior in right of payment to our debt that is expressly subordinated to the notes, if any. The notes will be structurally subordinated to all debt and other liabilities and commitments of our subsidiaries, including our subsidiaries’ guarantees of our indebtedness under our revolving bank credit facility and will be effectively junior to our secured debt to the extent of the assets securing such debt.

The indenture governing the notes does not limit the amount of debt that we or our subsidiaries may incur or the liabilities that our subsidiaries may assume. Our revolving bank credit facility is secured by all of our assets, guaranteed by our subsidiaries and secured by the assets of our subsidiaries. The notes will therefore be effectively subordinated to the revolving bank credit facility, and structurally subordinated to all liabilities of our subsidiaries, including the guarantees that our subsidiaries have provided to our secured lenders. As of October 16, 2009, we had $30 million of senior secured notes outstanding, all of which will be repaid with the proceeds from this offering and the concurrent offering of our common stock. See “Use of Proceeds.” We also have the ability to borrow under our revolving bank credit facility up to the amount of our borrowing base, which is established from time to time based on a periodic evaluation of our oil and natural gas reserves. At October 16, 2009, the borrowing base was $175.0 million. The borrowing base will be reduced to $140.0 million upon consummation of the Endeavor Gathering joint venture. See “Recent Developments—Joint Venture Relating to Gathering

Assets” above. We expect that the borrowing base will increase in the future if our drilling results continue to be successful.

Conversion Rights	Prior to the close of business on the business day immediately preceding February 1, 2015, holders may convert their notes only under the following circumstances:

•

during any fiscal quarter (and only during that fiscal quarter) commencing after January 1, 2010, if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day;

•

during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the “trading price” (as defined under “Description of Notes—Conversion Rights—Conversion upon Satisfaction of Trading Price Condition”) per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day;

•	upon the occurrence of specified corporate transactions described under “Description of Notes—Conversion Rights—Conversion upon Specified Corporate Transactions;” or

•	if we call the notes for redemption, at any time prior to the close of business on the business day prior to the redemption date.

On or after February 1, 2015 to (and including) the close of business on the business day immediately preceding the maturity date, holders may convert their notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

The conversion rate for the notes is initially              shares of common stock per $1,000 principal amount of notes (equal to a conversion price of approximately $             per share of common stock), subject to adjustment as described in this prospectus supplement.

Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. If we satisfy our conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of our common stock, the amount of cash and the number of shares of our common stock, if any, due upon conversion will be based on a daily conversion value (as described herein) calculated on a proportionate basis for each trading day in a 20 trading-day observation period (as described herein). See “Description of Notes—Conversion Rights—Settlement upon Conversion.”

In addition, following certain corporate transactions that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change.”

Except in limited circumstances, you will not receive any additional cash payment or additional shares representing accrued and unpaid interest, if any, upon conversion of a note. Instead, interest will be deemed to be paid by the cash, shares of our common stock or a combination of cash and shares of our common stock paid or delivered, as the case may be, to you upon conversion of a note.

Redemption at Our Option	On or after November 1, 2012 and prior to maturity date, we may redeem for cash all, but not less than all, of the notes if the last reported sale price of our common stock equals or exceeds 130% of the conversion price then in effect for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice. The redemption price will equal 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest, including any additional interest, to, but excluding, the redemption date. To the extent a holder converts its notes in connection with our redemption notice, we will increase the conversion rate as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change.”

Fundamental Change	If we undergo a “fundamental change” (as defined in this prospectus supplement under “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”), subject to certain conditions, you will have the option to require us to repurchase all or any portion of your notes for cash. The fundamental change repurchase price will be 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, the fundamental change repurchase date.

Use of Proceeds	We expect the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, to be approximately $67.0 million. We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent offering of our common stock, to repay a portion of the outstanding indebtedness under our revolving bank credit facility, to repay all of our outstanding senior secured notes and for general corporate purposes. See “Use of Proceeds.”

Capital One, National Association, an affiliate of Capital One Southcoast, Inc., acts as administrative agent, arranger, bookrunner and lender under our revolving bank credit facility, and will receive a portion of the proceeds from this offering as a result of our repayment of the outstanding indebtedness under our revolving bank credit facility.

Book-entry Form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a Public Market for the Notes	The notes are new securities, and there is currently no established market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market-making with respect to the notes without notice. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

Material U.S. Federal Income Tax Consequences	For the material U.S. federal income tax consequences of the holding, disposition and conversion of the notes, and the holding and disposition of shares of our common stock, see “Material United States Federal Income and Estate Tax Considerations.”

The NASDAQ Global Select Market Symbol for Our Common Stock	Our common stock is quoted on The NASDAQ Global Select Market under the symbol “GMXR.”

Trustee, Paying Agent and Conversion Agent	The Bank of New York Mellon Trust Company, N.A.

Concurrent Common Stock Offering	Concurrently with this offering of the notes, we are offering 5,750,000 shares of our common stock (or 6,612,500 shares, if the underwriters exercise their over-allotment option in full) in an underwritten public offering (the “common stock offering”). The issuance of the notes offered hereby is not conditional on the consummation of the common stock offering. See “The Common Stock Offering.”

Risk Factors	You should carefully consider the information set forth in the section of this prospectus supplement titled “Risk Factors” and the section of the accompanying prospectus titled “Risk Factors” as well as the other information included in or incorporated by reference in this prospectus before deciding whether to invest in the notes.

Summary Consolidated Financial Data

(In thousands, except per share amounts)

The following table presents a summary of our financial information for the periods indicated. It should be read in conjunction with our consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference in this prospectus supplement. The summary financial information as of and for the six months ended June 30, 2008 and 2009, is unaudited and, in the opinion of management, reflects all adjustments that are necessary for a fair statement of the financial position and the results of operations of the interim periods presented. The results for the six months ended June 30, 2009, are not necessarily indicative of the results to be expected for the full year for a number of reasons, including fluctuating oil and natural gas prices. The summary financial information as of and for the year ended December 31, 2008, and the six months ended June 30, 2008, reflects adjustments as a result of our adoption of the Financial Accounting Standards Board’s Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion,” which changed the accounting treatment of our existing 5.00% convertible senior notes due 2013 that may be fully or partially settled in cash upon conversion. See Note B to our consolidated financial statements from our Form 10-Q for the quarter ended June 30, 2009, incorporated by reference in this prospectus supplement.

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008 (As Adjusted)	2008 (As Adjusted)	2009
Statement of Operations Data:
OIL AND NATURAL GAS SALES	$31,882	$67,883	$125,736	$65,239	$45,663
EXPENSES:
Lease operations	4,479	8,982	15,101	6,540	5,872
Production and severance taxes(1)	465	2,746	5,306	3,058	(1,353)
Depreciation, depletion and amortization	8,046	18,681	31,744	14,456	16,553
Impairment and other writedowns	—	—	151,629	—	186,517
General and administrative	5,829	8,717	16,899	7,366	9,769

Total expenses	18,819	39,126	220,679	31,420	217,358

Income (loss) from operations	13,063	28,757	(94,943)	33,819	(171,695)
NON-OPERATING INCOME (EXPENSES):
Interest expense	(824)	(4,088)	(13,617)	(7,133)	(7,850)
Interest and other income	151	226	285	46	33
Unrealized loss on derivatives	—	—	(354)	—	(1,371)

Total non-operating expense	(673)	(3,862)	(13,686)	(7,087)	(9,188)
Income (loss) before income taxes	12,390	24,895	(108,629)	26,732	(180,883)
PROVISION (BENEFIT) FOR INCOME TAXES	3,415	8,010	(25,666)	8,426	(48,285)

NET INCOME (LOSS)	8,975	16,885	(82,963)	18,306	(132,598)
Preferred stock dividends	1,799	4,625	4,625	2,313	2,313

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$7,176	$12,260	$(87,588)	$15,993	$(134,911)

Earnings (loss) per share—Basic	$0.65	$0.94	$(6.16)	$1.20	$(8.06)

Earnings (loss) per share—Diluted	$0.64	$0.93	$(5.74)	$1.14	$(8.03)

Weighted average common shares—Basic	11,120,204	13,075,560	14,216,466	13,290,504	16,746,112
Weighted average common shares—Diluted	11,283,265	13,208,746	15,255,239	14,037,223	16,791,133
Statement of Cash Flows Data:
Cash provided by operating activities	$38,333	$52,445	$87,811	$39,553	$20,578
Cash used in investing activities	(130,573)	(194,998)	(322,934)	(120,908)	(112,390)
Cash provided by financing activities	94,807	143,500	235,932	88,310	90,166

	As of December 31,			As of June 30,
	2006	2007	2008 (As Adjusted)	2008 (As Adjusted)	2009
Balance Sheet Data:
Oil and natural gas properties, net	$157,300	$320,955	$433,114	$420,226	$334,432
Total assets	210,322	395,340	573,671	535,728	529,963
Long-term debt, including current portion	41,820	125,734	224,342	206,793	255,789
Shareholders’ equity	131,481	208,926	285,417	210,792	218,828

(1)	Production and severance taxes in 2006, 2007 and 2008 reflect severance tax refunds of $1.4 million, $518,000 and $1.2 million, respectively, received or accrued during the year.

Summary Operating and Reserves Data

The following table presents an unaudited summary of certain operating and oil and natural gas reserves data for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
Production:
Oil (MBbls)	69	127	190	98	63
Natural gas (MMcf)	3,915	7,974	11,777	5,529	6,155
Natural gas equivalent (MMcfe)	4,327	8,735	12,918	6,119	6,533
Average daily (MMcfe per day)	11.9	23.9	35.3	33.6	36.1

Average Sales Price:
Oil (per Bbl)
Wellhead price	$63.22	$71.08	$99.16	$108.79	$45.50
Effect of hedges	—	(1.97)	(10.19)	(10.32)	22.99

Total	$63.22	$69.11	$88.97	$98.47	$68.49

Natural gas (per Mcf)
Wellhead price	$6.79	$7.00	$9.50	$10.71	$3.73
Effect of hedges	0.24	0.41	(0.26)	(0.67)	2.99

Total	$7.03	$7.41	$9.24	$10.04	$6.72

Average sales price (per Mcfe)	$7.37	$7.77	$9.73	$10.66	$6.99

Operating and Overhead Costs (per Mcfe):
Lease operating expenses	$1.04	$1.03	$1.17	$1.07	$0.90
Production and severance taxes	0.11	0.31	0.41	0.50	(0.21)
General and administrative	1.35	1.00	1.31	1.20	1.50

Total	$2.50	$2.34	$2.89	$2.77	$2.19

Cash Operating Margin (per Mcfe)	$4.87	$5.43	$6.84	$7.89	$4.80
Other (per Mcfe):
Depreciation, depletion and amortization—oil and natural gas properties	$1.59	$1.88	$2.08	$2.02	$1.95

	As of December 31,
	2006	2007	2008
Estimated Proved Reserves:
Natural gas (Bcf)	236.9	406.3	435.3
Oil (MMbls)	2.7	4.7	5.0
Total (Bcfe)	253.0	434.5	465.3
Estimated Future Net Revenues ($MM)(1)(2)	$519.5	$1,896.3	$1,012.3
Present Value ($MM)(1)(2)	$173.3	$592.8	$280.7
Standardized measure of discounted future net cash flows ($MM)(3)	$134.4	$427.7	$228.8

(1)	See “Certain Technical Terms.”
(2)	The prices used in calculating Estimated Future Net Revenues and Present Value are determined using prices as of the date of the applicable reserve estimate. Estimated Future Net Revenues and the Present Value give no effect to federal or state income taxes attributable to estimated future net revenues.
(3)	The standardized measure of discounted future net cash flows gives effect to federal and state income taxes attributable to estimated future net revenues.

Risk Factors

An investment in the notes is subject to a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, in evaluating this investment. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer, the trading price of the notes and our other securities could decline, and you could lose all or part of your investment.

Risks Related to GMX

Our future performance depends upon our ability to obtain capital to find or acquire additional oil and natural gas reserves that are economically recoverable.

Unless we successfully replace the reserves that we produce, our reserves will decline, eventually resulting in a decrease in oil and natural gas production and lower revenues and cash flows from operations. The business of exploring for, developing and acquiring reserves requires substantial capital expenditures. Our ability to make the necessary capital investment to maintain or expand our oil and natural gas reserves is limited by our relatively small size. In addition, approximately 65% of our total estimated proved reserves at December 31, 2008 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Further, our drilling activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reserves will be encountered. Thus, our future natural gas and oil reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

We have historically relied upon draws on our revolving bank credit facility to help fund our capital expenditures. The amounts we may borrow under our revolving bank credit facility are subject to a borrowing base calculation that depends on the value that our bank lenders place on our oil and natural gas properties, which in turn depends on prevailing commodity prices. Lower commodity prices may result in a reduction of our borrowing base. The most recent redetermination by our bank lenders resulted in a reduction of the borrowing base from $190 million to $175 million, and our borrowing base will be reduced to $140 million upon consummation of the Endeavor Gathering joint venture. The next redetermination of our borrowing base by our bank lenders is expected to occur on or before October 31, 2009. Future redeterminations of the borrowing base are expected to occur on or before April 30 and October 31 of each year. Future reductions in our borrowing base may occur for several reasons, including if we do not successfully grow our reserves or if commodity prices further weaken. Our ability to reborrow under our revolving bank credit facility to fund our capital expenditures will be constrained by any reductions in the borrowing base, which could adversely affect our ability to operate our business.

Our revolving bank credit facility contains certain covenants that may inhibit our ability to make certain investments, incur additional indebtedness and engage in certain other transactions, which could adversely affect our ability to meet our future goals. If our revolving bank credit facility were to be accelerated, we may not have sufficient liquidity to repay our indebtedness in full.

Our revolving bank credit facility includes certain covenants that, among other things, restrict:

•	our investments, loans and advances, the paying of dividends on our common stock, and other restricted payments;

•	our incurrence of additional indebtedness;

•	the granting of liens, other than liens created pursuant to the revolving bank credit facility and certain permitted liens;

•	mergers, consolidations and sales of all or a substantial part of our business or properties; and

•	the hedging, forward sale or swap of our production of crude oil or natural gas or other commodities.

Our revolving bank credit facility requires us to maintain certain financial ratios, including leverage ratios such as total debt to earnings before interest, taxes, depreciation, depletion and amortization expenses (“EBITDA”) and EBITDA to interest ratios. As of August 31 and September 30, 2009, we notified the lenders under our revolving bank credit facility that we were not in compliance with the covenant to maintain a ratio of total debt to EBITDA of not greater than 4 to 1. We have received waivers for the failure to comply with this total debt to EBITDA financial covenant. We have had similar financial covenant failures under our senior secured note agreement, the indebtedness under which will be repaid with a portion of the proceeds of this offering.

All of these restrictive covenants may restrict our ability to expend or pursue our business strategies. Our ability to comply with these and other provisions of our revolving bank credit facility may be impacted by lower commodity prices, changes in economic or business conditions, results of operations or events beyond our control. The breach of any of these covenants could result in a default under our revolving bank credit facility, in which case, depending on the actions taken by the lenders thereunder or their successors or assignees, such lenders could elect to declare all amounts borrowed under our revolving bank credit facility, together with accrued interest, to be due and payable. If we were unable to repay such borrowings or interest, our lenders could proceed against their collateral. The amounts we can borrow under our revolving bank credit facility are subject to a borrowing base calculation that depends on the value that our banks place on our oil and natural gas properties, which in turn depends on prevailing commodity prices. Lower commodity prices may result in a reduction of our borrowing base. If the indebtedness under our revolving bank credit facility were to be accelerated, our existing 5.00% convertible senior notes due 2013 and the notes offered hereby would also be accelerated and we may not have sufficient liquidity to repay our indebtedness in full.

A majority of our production, revenue and cash flow from operating activities is derived from assets that are concentrated in a single geographic area.

Approximately 99% of our estimated proved reserves at December 31, 2008 and a similar percentage of our production during 2008 were associated with our East Texas wells. Accordingly, if the level of production from these properties substantially declines, it could have a material adverse effect on our overall production level and our revenue. Approximately 98% of our estimated proved reserves relate to wells in the Cotton Valley Sands and shallower layers as of December 31, 2008. We plan to devote a smaller portion of our capital expenditure budget to the Cotton Valley Sands formation layer in favor of wells to develop the Haynesville/Bossier Shale formation layer. This may affect the production, revenue and cash flow we derive from further development of the Cotton Valley Sands formation layer.

We embarked on a new exploration and development program in the Haynesville/Bossier Shale in 2008, and it is difficult to predict drilling success rates.

Since the third quarter of 2008, we have directed a substantial majority of our development focus to the drilling of horizontal wells in the Haynesville/Bossier Shale formation layer in our core area. These activities represent a change from our historic focus of drilling developmental vertical wells in the Cotton Valley Sands formation layer. Part of our drilling strategy to maximize recoveries from the Haynesville/Bossier Shale formation layer involves the drilling of horizontal wells using completion techniques that have proven to be successful in other formation layers. Our experience with horizontal drilling in the Haynesville/Bossier Shale formation layer to date is still limited, with a total of nine Haynesville/Bossier Shale horizontal wells drilled and completed. Furthermore, while the wells drilled in the Haynesville/Bossier Shale formation layer to date have reported very high initial production rates, our production history in this area is still limited, and we are less able to use past drilling results in this area to help predict our future drilling results. We may not encounter the same drilling results in future Haynesville/Bossier Shale wells, in which event our results of operations or financial condition may be adversely affected.

The loss of our Chief Executive Officer or other key personnel could adversely affect us.

We depend to a large extent on the efforts and continued employment of Ken L. Kenworthy, Jr., our Chief Executive Officer. The loss of his services could adversely affect our business. In addition, if Mr. Kenworthy resigns or we terminate him as our Chief Executive Officer, we would be in default under our revolving bank credit facility, and we would also be required to offer to repurchase all of our outstanding Series B Preferred Stock. If Mr. Kenworthy dies or becomes disabled, we would be required to offer to repurchase all of our outstanding Series B Preferred Stock, and, unless we appoint a successor acceptable to our lenders within four months of Mr. Kenworthy’s death or disability, we would also be in default under our revolving bank credit facility.

Certain of our Cotton Valley wells produce oil and natural gas at a relatively slow rate.

We expect that our existing Cotton Valley Sands wells and certain other wells that we plan to drill on our existing properties will produce the oil and natural gas constituting the reserves associated with those wells over a period of between 10 and 50 years. Because of the relatively slow rates of production of our wells, our reserves will be affected by long term changes in oil or natural gas prices or both, and we will be limited in our ability to anticipate any price declines by increasing rates of production. We may hedge our reserve position by selling oil and natural gas forward for limited periods of time, but we do not anticipate that, in declining markets, the price of any such forward sales will be attractive.

Delays in development or production curtailment affecting our material properties may adversely affect our financial position and results of operations.

The size of our operations and our capital expenditure budget limits the number of wells that we can develop in any given year. In response to the global financial and economic crisis that began in the latter part of 2008 and a decline in natural gas and oil prices, we reduced our capital expenditure budget for 2009. This reduction will decrease the number of wells that we develop. Complications in the development of any single material well may result in a material adverse affect on our financial condition and results of operations. If we were to experience operational problems resulting in the curtailment of production in a material number of our wells, our total production levels would be adversely affected, which would have a material adverse affect on our financial condition and results of operations.

We have entered into long-term rig contracts, which will require a significant portion of our budgeted capital expenditures over their terms.

In 2008, we entered into agreements with Helmerich & Payne for four new FlexRigs™ for three-year terms each, all of which are to be delivered during 2009 and 2010. We will be obligated to pay $123.7 million over the remaining terms of these agreements. This represents a significant portion of our future capital expenditures budget. The presence of this commitment will limit our ability to deploy our capital to other projects. Additionally, the term of these commitments restricts our flexibility to adjust the scale of our drilling efforts based on prevailing commodity prices and other industry conditions, meaning that we will continue to be obligated to pay for these rigs even if market conditions do not render their use economical for us. As such, this long-term commitment could have an adverse effect on our financial condition and results of operations.

Increased drilling in the Haynesville/Bossier Shale formation layer in and around our core area may cause pipeline capacity problems that may limit our ability to sell natural gas.

If the Haynesville/Bossier Shale continues to be successful, the amount of gas being produced in and around our core area from these new wells, as well as other existing wells, may exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available. If this occurs, it will be necessary for new pipelines and gathering systems to be built. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our gas to interstate pipelines. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than we currently project, which would adversely affect our results of operations.

Hedging our production may result in losses or limit potential gains.

We enter into hedging arrangements to limit our risk to decreases in commodity prices. Hedging arrangements expose us to risk of financial loss in some circumstances, including the following:

•	production is substantially less than expected;

•	the counter-party to the hedging contract defaults on its contract obligations; and

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for oil and natural gas. If we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in oil and natural gas prices than our competitors, who may or may not engage in hedging arrangements.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business.

We have evaluated our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We have performed the system and process evaluation and testing required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We have not identified control deficiencies under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. The report by us of a material weakness may cause investors to lose confidence in our consolidated financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our securities may be adversely affected.

The continuation of the global economic crisis could adversely impact our business and financial condition.

In 2008, general worldwide economic conditions deteriorated sharply due to the subprime lending crisis, general credit market crisis, collateral effects on the financial and banking industries, decreased consumer confidence, reduced corporate profits and capital spending, and liquidity concerns. These conditions could limit our access to capital and additionally make it difficult for us to accurately forecast and plan future business activities. These conditions also could impact the ability of third parties that purchase natural gas and oil production from us to fulfill their payment obligations to us on a timely basis. The economic situation could also cause our commodity hedging arrangements to be ineffective if our counterparties are unable to perform their obligations or seek bankruptcy protection. We cannot predict the timing or duration of the global economic crisis or the timing or strength of a subsequent economic recovery. If the economy experiences continued weakness at current levels or deteriorates further, our business, financial condition and results of operations could be materially and adversely affected. Additionally, continued weakness in the global economy could result in reduced demand, and consequently lower prices, for oil and natural gas, which would adversely affect our revenues, operating cash flow and ability to obtain capital.

In making an investment decision, you should not rely on any estimated potential reserve information included in any reports filed by us with the SEC, or in any other press releases or presentations made by us, as the disclosure of this information in any document publicly filed with the SEC is not permitted under its current rules, and this information is highly speculative.

SEC rules currently provide that estimates of oil and gas reserves other than proved reserves and any estimated values of such reserves shall not be disclosed in any document publicly filed with the SEC, unless such information is required to be disclosed in the document by foreign or state law. We have previously included in certain press releases and presentations information relating to estimated potential reserves. Certain of our reports filed with the SEC contained this information in exhibits included with these reports. Investors should not use or rely on this information, whether deemed furnished or filed, in making an investment decision. Any estimate of potential reserves is highly speculative and not subject to the same disclosure standards as the basis for estimating proved reserves. Similarly, estimated potential reserves may include probable and possible reserves. As defined under new SEC rules, probable reserves mean reserves that are less certain to be recovered than proved reserves but that, in sum with proved reserves, are as likely as not to be recovered, and possible reserves include additional reserves that are less certain to be recovered than probable reserves (but with at least a 10% probability that actual quantities recovered will equal or exceed the sum of proved, probable and possible estimates when probabilistic methods are used). While the inclusion of estimated probable and possible reserves in public filings with the SEC will be permitted in the future under new SEC rules, this disclosure is currently not permitted. Investors should also not rely on any such reserve information included in other press releases or presentations made by us, as this information is not incorporated by reference into this prospectus and is highly speculative.

The Endeavor Gathering joint venture could have an adverse effect on our reserves and estimated future cash flows.

On October 16, 2009, we entered into a Purchase Agreement with KME relating to Endeavor Gathering. Pursuant to this agreement, we will contribute our gathering, compression, and certain related assets to Endeavor Gathering, and then sell a 40% interest in Endeavor Gathering to KME for $36 million. As a result of this transaction, we will incur additional gathering and compression expenses that we have not had historically. These additional expenses could reduce the economic lives of our current and future operated wells. Our reserves and estimated future cash flows could be reduced as a result of the potential reduction in the economic lives of our operated wells.

Risks Related to the Oil and Natural Gas Industry

Oil and natural gas prices have a material impact on us.

Lower oil and natural gas prices would adversely affect our financial position, financial results, cash flows, access to capital and ability to grow. Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and natural gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow under our revolving bank credit facility is subject to periodic redeterminations based on the valuation by our banks of our oil and natural gas reserves, which will depend on oil and natural gas prices used by our banks at the time of determination. In addition, we may have full-cost ceiling test write-downs in the future if prices fall.

Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile. Wide fluctuations in oil and natural gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and natural gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil and natural gas producing regions, and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and natural gas prices do not necessarily move in tandem. Because approximately 94% of our reserves at December 31, 2008 are natural gas reserves, we are more affected by movements in natural gas prices.

Estimates of proved natural gas and oil reserves and present value of proved reserves are not precise.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The reserve data included in this prospectus supplement represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering and geological interpretation, and judgment. As a result, estimates of different engineers often vary. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates. Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

Quantities of proved reserves are estimated based on economic conditions, including oil and natural gas prices in existence at the date of assessment. A reduction in oil and natural gas prices not only would reduce the value of any proved reserves, but also might reduce the amount of oil and natural gas that could be economically produced, thereby reducing the quantity of reserves. Our proved reserves are estimated using assumptions of decline rates based on historic experience. Due to the limited production history we have in our core area, our initial assumptions of decline rates are subject to modification as we gain more experience in operating our wells. In 2007 and 2008, we experienced shortfalls in actual production for new wells compared to production estimates used in our 2006 reserve report. Our reserves and future cash flows may be subject to revisions, based upon changes in economic conditions, including oil and natural gas prices, as well as due to production results, results of future development, operating and development costs, and other factors. Downward revisions of our reserves could have an adverse affect on our financial condition and operating results.

At December 31, 2008, approximately 65% of our estimated proved reserves (by volume) were undeveloped. Estimates of proved undeveloped reserves are less certain than estimates of proved developed reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves in accordance with SEC regulations, actual capital expenditures will likely vary from estimated capital expenditures, development may not occur as scheduled and actual results may not be as estimated.

Competition in the oil and natural gas industry is intense, and we are smaller than many of our competitors.

We compete with major integrated oil and natural gas companies and independent oil and natural gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

We may encounter difficulty in obtaining equipment and services.

Higher oil and natural gas prices and increased oil and natural gas drilling activity generally stimulate increased demand and result in increased prices and unavailability for drilling rigs, crews, associated supplies, equipment and services. While we have recently been successful in acquiring or contracting for services, we could experience difficulty obtaining drilling rigs, crews, associated supplies, equipment and services in the future. These shortages could also result in increased costs or delays in timing of anticipated development or cause interests in oil and natural gas leases to lapse. We cannot be certain that we will be able to implement our drilling plans or do so at costs that will be as estimated or acceptable to us.

Due to the recent increase of drilling Haynesville/Bossier Shale wells in and around our core area, demand for higher pressure downhole pipe and other equipment necessary for drilling these wells has been very high. If we are unable to obtain this equipment in a timely manner, the implementation of our Haynesville/Bossier Shale drilling plans could be delayed.

We may incur write-downs of the net book values of our oil and natural gas properties that would adversely affect our shareholders’ equity and earnings.

The full cost method of accounting, which we follow, requires that we periodically compare the net book value of our oil and natural gas properties, less related deferred income taxes, to a calculated “ceiling.” The ceiling is the estimated after-tax present value of the future net revenues from proved reserves using a 10% annual discount rate and using constant prices and costs. Any excess of net book value of oil and natural gas properties is written off as an expense and may not be reversed in subsequent periods even though higher oil and natural gas prices may have increased the ceiling in these future periods. A write-off constitutes a charge to earnings and reduces shareholders’ equity, but does not impact our cash flows from operating activities. On December 31, 2008, we recorded an impairment charge of $151.6 million on our oil and natural gas properties due to a ceiling test write-down based on a natural gas price of $5.71 per MMbtu and a crude oil price of $44.60 per barrel at December 31, 2008. On March 31, 2009, we recorded an additional impairment charge of $183.7 million on our oil and natural gas properties due to a ceiling test write-down based on a natural gas price of $3.63 per MMbtu and a crude oil price of $49.64 per barrel at March 31, 2009. If commodity prices continue to remain low, we may be subject to additional ceiling test write-downs. Future write-offs may occur that would have a material adverse effect on our net income in the period taken, but would not affect our cash flows. Even though such write-offs do not affect cash flow, they could have an adverse effect on the price of our publicly traded securities.

Operational risks in our business are numerous and could materially impact us.

Our operations involve operational risks and uncertainties associated with drilling for, and production and transportation of, oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed or canceled as a result of numerous factors, including:

•	the presence of unanticipated pressure or irregularities in formations;

•	accidents;

•	title problems;

•	weather conditions;

•	compliance with governmental requirements;

•	shortages or delays in the delivery of equipment;

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation and penalties; and

•	other losses resulting in suspension of our operations.

In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above with a general liability and commercial umbrella policy. We do not maintain insurance for damages arising out of exposure to radioactive material. Even in the case of risks against which we are insured, our policies are subject to limitations and exceptions that could cause us to be unprotected against some or all of the risk. The occurrence of an uninsured loss could have a material adverse effect on our financial condition or results of operations.

Governmental regulations could adversely affect our business.

Our business is subject to certain federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. These laws and regulations have increased the costs of our operations. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business.

Environmental liabilities could adversely affect our business.

In the event of a release of oil, natural gas or other pollutants from our operations into the environment, we could incur liability for any and all consequences of such release, including personal injuries, property damage, cleanup costs and governmental fines. We could potentially discharge these materials into the environment in several ways, including:

•	from a well or drilling equipment at a drill site;

•	leakage from gathering systems, pipelines, transportation facilities and storage tanks;

•	damage to oil and natural gas wells resulting from accidents during normal operations; and

•	blowouts, cratering and explosions.

In addition, because we may acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators. Additional liabilities could also arise from continuing violations or contamination that we have not yet discovered relating to the acquired properties or any of our other properties.

To the extent we incur any environmental liabilities, it could adversely affect our results of operations or financial condition.

Climate change legislation, regulation and litigation could materially adversely affect us.

Many countries, including the United States, have begun considering or implementing legal measures to reduce emissions of “greenhouse gases” (or “GHGs”), in part due to studies suggesting that GHGs may be contributing to the warming of the Earth’s atmosphere. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of GHGs. In September 2009, the U.S. Environmental Protection Agency (or “EPA”) promulgated a rule requiring certain sources of GHG emissions, including oil and natural gas exploration companies and certain purchasers of natural gas, to monitor and report their GHG emissions to the EPA. In addition, in response to the 2007 U.S. Supreme Court ruling in Massachusetts v. EPA that the EPA has authority to regulate carbon dioxide emissions under the Clean Air Act, the EPA has issued or is considering several proposals that, if finalized, would result in regulation of GHG emissions from a variety of sources. For example, the EPA has issued proposals that could result in a requirement to install best available control technology for GHG emissions when certain stationary sources are built or significantly modified. The U.S. Congress is also actively considering legislation to reduce emissions of GHGs, and certain governmental bodies, including at least one state, have or are considering imposing a fee to be paid by certain emitters of GHGs. Further, a U.S. federal appellate court recently reinstated a lawsuit against five U.S. electric utility companies alleging that those companies have created a public nuisance due to their emissions of carbon dioxide.

Passage of legislation or regulations that regulate or restrict emissions of GHGs, or GHG-related litigation instituted against us or our customers, could result in direct costs to us and could also result in changes to the consumption and demand for natural gas and carbon dioxide produced from our oil and natural gas properties, any of which could have a material adverse effect on our business, financial position, results of operations and prospects.

Horizontal drilling activities could be subject to increased regulation and could expose us to environmental risks that could adversely affect us.

Legislation relating to horizontal drilling activities that could impose new permitting disclosure or other environmental restrictions or obligations on our operations is currently being considered at the federal level, and may in the future be considered at the state or local level. Any additional requirements or restrictions on our operations could result in delays, increased operating costs or a requirement to change or eliminate certain drilling and injection activities in a manner that may materially adversely affect us. In addition, because horizontal drilling involves the injection of water, sand and chemicals under pressure into rock formations to stimulate natural gas production, it is also possible that our drilling and injection operations could adversely affect the environment, which could result in a requirement to perform investigations or clean-ups or in the incurrence of other unexpected material costs or liabilities.

Risks Related to the Notes

The notes are effectively subordinated to our secured debt and all liabilities of our subsidiaries, which may limit our ability to satisfy our obligations under the notes.

The notes will be effectively subordinated to all of our existing and future secured indebtedness, to the extent of assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including their guarantees of our revolving bank credit facility. The notes are solely our obligation and are not guaranteed by our subsidiaries. Creditors of each of our subsidiaries, including trade creditors and creditors that have the benefit of guarantees issued by our subsidiaries, generally will have priority with respect to the assets and earnings of the subsidiary over the claims of our creditors, including holders of the notes. The notes, therefore, will be effectively subordinated to the claims of creditors of our subsidiaries, including trade creditors and creditors that have the benefit of guarantees issued by our subsidiaries. If we become insolvent or are liquidated, or if payment of any secured indebtedness is accelerated, the holders of the secured indebtedness will be entitled to exercise the remedies available to secured creditors under applicable law, including the ability to foreclose on and sell the assets securing such indebtedness in order to satisfy such indebtedness. In addition, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of a subsidiary during its liquidation or reorganization will be effectively subordinated to all existing and future liabilities of that subsidiary. The indenture relating to the notes does not restrict our ability to incur secured or other indebtedness in the future or the ability of our subsidiaries to incur liabilities or pledge their assets. In any case, any assets remaining after payment of our secured indebtedness or the liabilities of our subsidiaries may be insufficient to repay the notes.

Our revolving bank credit facility is secured by all of our assets, guaranteed by our subsidiaries and secured by the assets of our subsidiaries. In addition, we have agreed with our bank lenders not to make any cash payments in respect of interest on the notes or on account of the conversion, redemption, retirement, purchase, acquisition, cancellation or termination of the notes unless, after giving effect thereto, (a) no event of default under the revolving bank credit facility exists, (b) no event exists that, with the giving of notice, passage of time or the satisfaction of other conditions precedent, would be an event of default under the revolving bank credit facility and (c) the borrowing base under the revolving bank credit facility has not been exceeded. In addition, we have agreed with our bank lenders not to make any cash payments on account of the conversion, redemption, retirement, purchase, acquisition, cancellation or termination of the notes without such lenders’ prior consent. The notes will therefore be effectively subordinated to the revolving bank credit facility, and structurally subordinated to all liabilities of our subsidiaries, including the guarantees that our subsidiaries have provided to our secured lenders. As of October 16, 2009, we had $124 million of debt under our revolving bank credit facility and $30 million of senior secured notes outstanding. We intend to repay all of our outstanding senior secured notes with the proceeds from this offering. We also have the ability to borrow under our revolving bank credit facility up to the amount of our borrowing base, which is established from time to time based on a periodic evaluation of our oil and natural gas reserves. The most recent redetermination by our bank lenders resulted in a reduction of the borrowing base from $190 million to $175 million, and our borrowing base will be reduced to $140 million upon consummation of the Endeavor Gathering joint venture.

The notes are obligations of GMX Resources Inc. only, and a significant part of our operations is conducted through, and a significant portion of our consolidated assets is held by, our subsidiaries.

The notes are obligations exclusively of GMX Resources Inc. and are not guaranteed by any of our operating subsidiaries. A significant portion of our consolidated assets is held by our subsidiaries. Accordingly, our ability to service our debt, including the notes, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Despite our current debt levels, we may still incur substantially more debt or take other actions which would intensify the risks discussed above.

Despite our current consolidated debt levels, we and our subsidiaries may be able to incur substantial additional debt in the future, including debt secured by substantially all of our assets and debt guaranteed by our subsidiaries. We will not be restricted under the terms of the indenture governing the notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture governing the notes that could have the effect of diminishing our ability to make payments on the notes when due.

We may not have the ability to raise the funds necessary to settle conversions of the notes or to repurchase the notes upon a fundamental change. In addition, our secured revolving bank credit facility limits our ability to pay cash upon the conversion or repurchase of the notes, and our future debt may also contain similar limitations.

Holders of the notes will have the right to require us to repurchase the notes upon the occurrence of a fundamental change at 100% of their principal amount plus accrued and unpaid interest (including additional interest, if any), as described under “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes.” In addition, upon conversion of the notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than cash in lieu of any fractional share), we will be required to make cash payments in respect of the notes being converted as described in under “Description of Notes—Settlement upon Conversion.” Such payments could be significant, and we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of surrendered notes or settlement of converted notes. Our revolving bank credit facility prohibits us from making any cash payments in respect of interest on the notes or on account of the conversion, redemption, retirement, purchase, acquisition, cancellation or termination of the notes unless after giving effect thereto (a) no event of default under the revolving bank credit facility exists, (b) no event exists that, with the giving of notice, the passage of time or the satisfaction of other conditions precedent would be an event of default under the revolving bank credit facility and (c) the borrowing base under the revolving bank credit facility has not been exceeded. We are also required to obtain the approval of the lenders under our revolving bank credit facility prior to making any cash payment on account of the conversion, redemption, retirement, purchase, acquisition, cancellation or termination of the notes. Our ability to repurchase the notes or to pay cash upon conversions of the notes may also be limited by law, by regulatory authority or by the agreements governing our future indebtedness. Our failure to repurchase surrendered notes at a time when the repurchase is required by the indenture or to pay any cash in respect of conversions when required would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under the agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

The conditional conversion features of the notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion features of the notes are triggered, holders of notes will be entitled to convert the notes at any time during specified periods at their option. See “Description of Notes—Conversion Rights.” If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than cash in lieu of any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting method for convertible debt securities that may be settled in cash, such as the notes, is the subject of recent changes that could have a material effect on our reported financial results.

In May 2008, the Financial Accounting Standards Board, which we refer to as FASB, issued FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement), which we refer to as FSP APB 14-1. Under FSP APB 14-1, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of FSP APB 14-1 on the accounting for the notes is that the equity component would be included in the additional paid-in capital section of shareholders’ equity on our consolidated balance sheet and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the notes. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008, and for interim periods within those fiscal years, with retrospective application required. As a result, we have adopted FSP APB 14-1 for fiscal year 2009 and subsequent fiscal periods, and therefore we are required to record a greater amount of non-cash interest expense in current periods presented as a result of the amortization of the discounted carrying value of the notes to their face amount over the term of the notes. We will report lower net income in our financial results because FSP APB 14-1 will require interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest, which could adversely affect our reported or future financial results, the trading price of our common stock and the trading price of the notes.

Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of the notes.

In the future, we may sell additional shares of our common stock to raise capital. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise of stock options and upon conversion of the notes. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sale of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the trading price of the notes and the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Recent developments in the convertible debt markets may adversely affect the market value of the notes.

Governmental actions that interfere with the ability of convertible notes investors to effect short sales of the underlying common stock could significantly affect the market value of the notes. Such government actions would make the convertible arbitrage strategy that many convertible notes investors employ difficult to execute for outstanding convertible notes of any company whose common stock was subject to such actions. The convertible debt markets recently experienced unprecedented disruptions resulting from, among other things, the recent instability in the credit and capital markets and the emergency orders issued by the SEC on September 17 and 18, 2008 (and extended on October 1, 2008). These orders were issued as a stop-gap measure while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. Among other things, these orders temporarily imposed a prohibition on effecting short sales of common stock of certain financial companies. As a result, the SEC orders made the convertible arbitrage strategy that many convertible notes investors employ difficult to execute for outstanding convertible notes of those companies whose common stock was subject to the short sale prohibition. Although the SEC orders expired at 11:59 p.m., New York City Time, on Wednesday, October 8, 2008, the SEC is currently considering instituting other limitations on effecting short sales (such as the up-tick rule) and other regulatory organizations may do the same. Among the approaches to restrictions on short selling currently under consideration by the SEC, one would apply on a market wide and permanent basis, including adoption of a new uptick rule or an alternative uptick rule that would allow short selling only at an increment above the national best bid, while the other would apply only to a particular security during severe market declines in that security, and would involve, among other things, bans on short selling in a particular security during a day if there is a severe decline in price in that security. If such limitations are instituted by the SEC or any other regulatory agencies, the market value of the notes could be adversely affected.

Volatility in the market price and trading volume of our common stock could adversely impact the trading price of the notes.

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this prospectus supplement, the accompanying prospectus or the documents we have incorporated by reference in this prospectus supplement and the accompanying prospectus or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our competitors regarding their own performance, as well as industry conditions and general financial, economic and political instability. A decrease in the market price of our common stock would likely adversely impact the trading price of the notes. The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our common stock. This trading activity could, in turn, affect the trading prices of the notes.

Holders of notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to them to the extent we deliver shares of our common stock upon conversion of the notes.

Holders of notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock) prior to the conversion date relating to such notes (if we have elected to settle the relevant conversion by delivering solely shares of our common stock (other than cash in lieu of any fractional share)) or the last trading day of the relevant observation period (if we elect to pay and deliver, as the case may be, a combination of cash and shares of our common stock in respect of the relevant conversion), but holders of notes will be subject to all changes affecting our common stock. For example, if an amendment is proposed to our certificate of incorporation or by laws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the conversion date related to a holder’s conversion of its notes (if we have elected to settle the relevant conversion by delivering solely shares of our common stock (other than cash in lieu of any fractional share)) or the last trading day of the relevant observation period (if we elect to pay and deliver, as the case may be, a combination of cash and shares of our common stock in respect of the relevant conversion), such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our common stock.

The conditional conversion feature of the notes could result in your receiving less than the value of our common stock into which the notes would otherwise be convertible.

Prior to the close of business on the business day immediately preceding February 1, 2015, you may convert your notes only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of cash, common stock or a combination of cash and common stock, as applicable, into which the notes would otherwise be convertible.

Upon conversion of the notes, you may receive less valuable consideration than expected because the value of our common stock may decline after you exercise your conversion right.

Under the notes, a converting holder will be exposed to fluctuations in the value of our common stock during the period from the date such holder surrenders notes for conversion until the date we settle our conversion obligation.

Upon conversion of the notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. If we elect to satisfy our conversion obligation in cash or a combination of cash and shares of our common stock, the amount of consideration that you will receive upon conversion of your notes will be determined by reference to the volume weighted average prices of our common stock for each trading day in a 20 trading day observation period as described under “Description of Notes—Settlement upon Conversion.” Accordingly, if the price of our common stock decreases during this observation period, the amount and/or value of consideration you receive will be adversely affected. In addition, if the market price of our common stock at the end of such observation period is below the average of the volume weighted average price of our common stock during such period, the value of any shares of our common stock that you will receive in satisfaction of our conversion obligation will be less than the value used to determine the number of shares that you will receive.

If we elect to satisfy our conversion obligation in solely shares of our common stock upon conversion of the notes, we will be required to deliver the shares of our common stock, together with cash for any fractional share, on the third business day following the relevant conversion date. Accordingly, if the price of our common stock decreases during this period, the value of the shares that you receive will be adversely affected and would be less than the conversion value of the notes on the conversion date.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us, except to the extent described under “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes,” “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change” and “Description of Notes—Consolidation, Merger and Sale of Assets.”

The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a make-whole fundamental change occurs prior to maturity, under certain circumstances, we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such make-whole fundamental change. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid (or deemed paid) per share of our common stock in such transaction, as described below under “Description of Notes—Conversion Rights.” The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $             per share or less than $             (in each case, subject to adjustment), no additional shares will be added to the conversion rate. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed              per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

Our obligation to increase the conversion rate upon the occurrence of a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or our common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a fundamental change, you have the right to require us to repurchase your notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of other transactions that could adversely affect the notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, the holders would not have the right to require us to repurchase the notes, even though each of these transactions could increase the amount of our indebtedness or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

We cannot assure you that an active trading market will develop for the notes.

Prior to this offering, there has been no trading market for the notes, and we do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. We have been informed by the underwriters that they intend to make a market in the notes after the offering is completed. However, the underwriters may cease their market-making at any time without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case, you may not be able to sell your notes at a particular time, or you may not be able to sell your notes at a favorable price.

Any adverse rating of the notes may cause their trading price to fall.

We do not intend to seek a rating on the notes. However, if a rating service were to rate the notes and if such rating service were to lower its rating on the notes below the rating initially assigned to the notes or otherwise announces its intention to put the notes on credit watch, the trading price of the notes could decline.

You may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the notes, even though you do not receive a corresponding cash distribution.

The conversion rate of the notes is subject to adjustment in certain circumstances, including the payment of cash dividends. If the conversion rate is adjusted as a result of a distribution that is taxable to our common shareholders, such as a cash dividend, you may be deemed to have received a dividend subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If a make-whole fundamental change occurs prior to the maturity date of the notes, under some circumstances, we will increase the conversion rate for notes converted in connection with the make-whole fundamental change. Such increase may also be treated as a distribution subject to U.S. federal income tax as a dividend. See “Material United States Federal Income and Estate Tax Considerations.” If you are a non-U.S. holder (as defined in “Material United States Federal Income and Estate Tax Considerations”), any deemed dividend would be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty. Any withholding tax on such a deemed dividend may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to you. See “Material United States Federal Income and Estate Tax Considerations.”

The issuance of our common stock pursuant to the concurrent firm commitment underwritten public offering of common stock and other market activity related to that offering may lower the market price of our common stock.

Concurrently with this offering of the notes, we are offering 5,750,000 shares of our common stock in a firm commitment underwritten public offering registered under the Securities Act. The increase in the number of outstanding shares of our common stock issued pursuant to that offering could have a negative effect on the market price of our common stock and the value of the notes.

Non-U.S. holders may be subject to U.S. taxation under the Foreign Investment in Real Property Tax Act.

We believe that we currently are, and expect to be for the foreseeable future, a “United States real property holding corporation” for U.S. federal income tax purposes. As a result, under the Foreign Investment in Real Property Tax Act (“FIRPTA”), non-U.S. holders (as defined under the heading “Material United States Federal Income Tax and Estate Tax Considerations”) of the notes may be subject to U.S. federal withholding tax at a 10% rate with respect to gross proceeds from the sale, exchange, conversion or other disposition of the notes and may be subject to U.S. federal income tax in respect of any gain from the sale, exchange, conversion or other disposition of the notes. Non-U.S. holders are urged to consult their own tax advisors as to whether they may be subject to U.S. tax under FIRPTA upon a sale, exchange, conversion or other disposition of the notes. See the discussion under the heading “Material United States Federal Income Tax and Estate Tax Considerations—Non-U.S. Holders—Sale, Exchange, Redemption, Conversion or Other Disposition of Notes or Shares of Common Stock.”

Risks Related to Our Common Stock

Shares eligible for future sale may depress our stock price.

As of October 16, 2009, we had 24,845,920 shares of common stock outstanding, of which 2,122,665 shares were held by affiliates (including 582,129 shares of unvested restricted stock); in addition, 576,800 shares of common stock were subject to outstanding options granted under our stock option plan (of which 331,775 shares were vested). All of the shares of common stock held by our affiliates are restricted or control securities eligible for resale under Rule 144 promulgated under the Securities Act. The shares of our common stock issuable upon exercise of the stock options have been registered under the Securities Act. In addition, we have registered for public offering up to 3,846,150 shares of our common stock that may be borrowed under the share lending agreement entered into in February 2008 concurrently with the pricing of our 5.00% convertible senior notes due 2013. Shares that we lend under the share lending agreement may be returned to us by the share borrower and reborrowed during the term of the share lending agreement. At October 16, 2009, our outstanding shares included 3,140,000 shares of common stock loaned under this agreement. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

The price of our common stock has been volatile and could continue to fluctuate substantially.

Our common stock is traded on The NASDAQ Global Select Market. The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

•	fluctuations in commodity prices;

•	variations in results of operations;

•	legislative or regulatory changes;

•	general trends in the industry;

•	market conditions; and

•	analysts’ estimates and other events in the natural gas and crude oil industry.

Future issuance of additional shares of our common stock could cause dilution of ownership interests and adversely affect our stock price.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our shareholders. We are currently authorized to issue 50,000,000 shares of common stock on such terms as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our preferred stock or other securities that are convertible into or exercisable for common stock for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock. We currently have outstanding 5.00% convertible senior notes due 2013 that have a net share settlement feature that allows us to pay the excess of the conversion value in either cash or common stock if the common stock obtains a certain price. Our current stock price is currently below the exercise price of the convertible senior notes and therefore such notes are not convertible at this time.

The issuance of our common stock pursuant to a share lending agreement, including sales of the shares that we lend, and other market activity related to such share lending agreement may lower the market price of our common stock.

In connection with our offering of 5.00% convertible senior notes due 2013 in February 2008, we entered into a share lending agreement with an affiliate (the “share borrower”) of Jefferies & Company, Inc., one of the initial purchasers of the 5.00% convertible senior notes due 2013. We agreed to lend up to 3,846,150 shares of our common stock to the share borrower, of which 2,140,000 shares of our common stock were sold in February 2008 in a fixed price offering and up to 1,706,150 additional shares of our common stock may be sold in an at-the-market offering following the fixed price offering, both offerings registered under the Securities Act. A total of 3,140,000 shares are currently loaned to the share borrower. To the extent we lend any additional shares to the share borrower, the share borrower will sell those additional shares to the public in an offering registered under the Securities Act.

Jefferies & Company, Inc. informed us that it, or its affiliates, used the short position created by the sale of our common stock in the fixed price offering to facilitate transactions by which investors in the 5.00% convertible senior notes due 2013 may hedge their investment in the 5.00% convertible senior notes due 2013 through privately negotiated derivative transactions (the “share loan hedges”). The share loan hedges are expected to unwind during an applicable observation period immediately prior to the maturity, repurchase or conversion of our 5.00% convertible senior notes due 2013 and to terminate on the last trading day of such observation period.

The increase in the number of outstanding shares of our common stock issued pursuant to the share lending agreement and sales of the borrowed shares could have a negative effect on the market price of our common stock. The market price of our common stock also could be negatively affected by other short sales of our common stock by purchasers of our 5.00% convertible senior notes due 2013 to hedge their investment in the 5.00% convertible senior notes due 2013 from time to time. During any period immediately prior to the maturity, repurchase or conversion of our 5.00% convertible senior notes due 2013, the share borrower, or its affiliates, and its counterparties to share loan hedges may engage in sales and purchases of our common stock in connection with the unwinding of the share loan hedges. In addition, during the term of the share loan hedges the counterparties thereto may engage in purchases or sales of shares of our common stock in connection with the hedging of their investment in our 5.00% convertible senior notes due 2013. We cannot predict with certainty the effect, if any, that these future sales and purchases of our common stock will have on the market price of our common stock. However, sales of our common stock during such periods, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our existing preferred stock has greater rights than our common stock, and we may issue additional preferred stock in the future.

We have one series of preferred stock outstanding. Although we have no current plans, arrangements, understandings or agreements to issue any additional preferred stock, our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Our existing preferred stock and any future preferred stock may also rank ahead of our common stock in terms of dividends and liquidation rights. If we issue additional preferred stock, it may adversely affect the market price of our common stock. In addition, the issuance of convertible preferred stock may encourage short selling by market participants because the conversion of convertible preferred stock could depress the price of our common stock. See “Description of Capital Stock.”

Our common stock is an unsecured equity interest in our company.

As an equity interest, our common stock is not secured by any of our assets. Therefore, in the event we are liquidated, the holders of our common stock will receive a distribution only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying our secured and unsecured creditors to make any distribution to the holders of our common stock.

Anti-takeover provisions in our organizational documents, debt instruments and Oklahoma law could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our certificate of incorporation, bylaws and Oklahoma law may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	a shareholder rights plan;

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	prohibiting shareholders from amending our bylaws.

In addition, a change in control is an event of default under our revolving bank credit facility, and a change in control also requires us to offer to purchase our Series B Preferred Stock, our 5.00% convertible senior notes due 2013, and the notes.

Furthermore, fundamental change provisions in the notes, including the fundamental change repurchase right, may in certain circumstances delay or prevent a takeover of our company and the removal of incumbent management that might otherwise be beneficial to investors.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation, Bylaws and Oklahoma Law.”

We have not paid dividends and do not anticipate paying any dividends on our common stock in the foreseeable future.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends on our common stock will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and other factors. The declaration and payment of any future dividends on our common stock is currently prohibited by our revolving bank credit facility and may be similarly restricted in the future.

Use of Proceeds

We expect the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, to be approximately $67.0 million ($77.0 million if the underwriters exercise their over-allotment option in full).

We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent offering of 5,750,000 shares (6,612,500 shares if the underwriters exercise their over-allotment option in full) of our common stock, to repay a portion of the outstanding indebtedness under our revolving bank credit facility, to repay all of our outstanding senior secured notes and for general corporate purposes. At October 16, 2009, there were $30 million of senior secured notes outstanding at an interest rate of 7.58% and outstanding borrowings of $124.0 million under our revolving bank credit facility at a weighted average interest rate of 4.25%, leaving an unused borrowing amount under our revolving bank credit facility of $51.0 million. Our revolving bank credit facility matures in July 2011 and our senior secured notes mature in July 2012.

Capital One, National Association, an affiliate of Capital One Southcoast, Inc., acts as administrative agent, arranger, bookrunner and lender under our revolving bank credit facility, and will receive a portion of the proceeds from this offering as a result of our repayment of the outstanding indebtedness under our revolving bank credit facility.

Capitalization

The following table sets forth our capitalization (1) as of June 30, 2009, (2) as adjusted after giving effect to the sale of the notes in this offering and the sale of 5,750,000 shares of our common stock in a concurrent offering (assuming an offering price of $18.44 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on October 16, 2009), after deducting commissions and after deducting total estimated offering expenses of $500,000 for both offerings, and after giving effect to the application of the net proceeds thereof as described under “Use of Proceeds,” and (3) pro forma as adjusted to reflect the Endeavor Gathering joint venture and the application of the resulting $36 million in proceeds.

This table should be read in conjunction with our financial statements, which are incorporated by reference in this prospectus supplement.

	As of June 30, 2009 (in thousands)
	Actual	As Adjusted		Pro Forma As Adjusted(1)
Cash and cash equivalents	$5,070		$27,323		$63,323

Current portion of long-term debt	$58		$58		$58

Long-term debt:
Revolving bank credit facility(2)	110,000		—		—
Senior secured notes(3)	30,000		—		—
5.00% convertible senior notes due 2013	114,302		114,302		114,302
% convertible senior notes due 2015	—
Other	1,429		1,429		1,429

Total debt	$255,789	$		$

Shareholders’ equity:
Preferred Stock, par value $0.001 per share, 10,000,000 shares authorized
Series A Junior Participating Preferred Stock, 25,000 shares authorized, none issued and outstanding	—		—		—
9.25% Series B Cumulative Preferred Stock, 3,000,000 shares authorized and 2,000,000 shares outstanding (aggregate liquidation preference: $50,000,000)	2		2		2
Common Stock, par value $0.001 per share, 50,000,000 shares authorized, 24,561,558 issued and outstanding, 30,311,558 issued and outstanding as adjusted, and 30,311,558 issued and outstanding pro forma as adjusted(4)	25		30		30
Additional paid-in capital	396,061		496,534		496,534
Retained earnings (deficit)	(192,814)		(195,863)		(195,863)
Other comprehensive income	15,554		15,554		15,554

Total shareholders’ equity	$218,828		$316,257		$316,257

Total capitalization	$474,617	$		$

(1)	The closing of the Endeavor Gathering joint venture is expected to occur around early November 2009. While we expect the Endeavor Gathering joint venture to close, it is subject to certain customary closing conditions, the non-occurrence of which could cause the Endeavor Gathering joint venture to not close. The closing of the Endeavor Gathering joint venture is not a condition precedent to the delivery of the notes offered hereby.
(2)	As of October 16, 2009, we had $124 million outstanding under our revolving bank credit facility, which has a borrowing base of $175 million, which will be reduced to $140 million upon consummation of the Endeavor Gathering joint venture.
(3)	The total amount that we expect to repay under the senior secured notes includes a make-whole payment of $4,620,000 and $556,000 in accrued and unpaid interest.
(4)	Includes 3,140,000 shares of common stock under a share loan that will be returned to us upon conversion of our outstanding 5.00% convertible senior notes due 2013, but excludes the following shares of common stock:

•	576,800 shares of common stock issuable upon the exercise of stock options outstanding as of October 16, 2009, with a weighted average exercise price of $30.16 per share;

•	582,129 shares of unvested restricted stock issued to directors, officers, employees and consultants;

•	24,000 shares of common stock reserved for future awards under our Amended and Restated Stock Option Plan; and

•	136,166 shares of common stock reserved for future awards under our 2008 Long-Term Incentive Plan.

Ratio of Earnings to Fixed Charges

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference herein.

	Years Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008(1)	2008	2009(1)
Earnings to fixed charges(2)	2.6	25.7	13.0	6.9	(6.8)	4.7	(20.3)

(1)	The pro forma ratio of earnings to fixed charges after giving effect to this offering and the application of the net proceeds from this offering is (9.5) for the year ended December 31, 2008 and (26.5) for the six months ended June 30, 2009. Our pro forma earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $105 million and for the six months ended June 30, 2009 by $181 million.
(2)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes, plus fixed charges (excluding amortization of capitalized interest), less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized) and amortization of deferred financing costs. Our pro forma earnings were inadequate to cover fixed charges by $105 million and $181 million for the twelve months ended December 31, 2008 and the six months ended June 30, 2009, respectively.

Price Range of Common Stock and Dividend Policy

Price Range of Common Stock

The high and low sales prices for our common stock as listed on The NASDAQ Global Select Market during the periods described below were as follows:

	High	Low
Year Ended December 31, 2007
First Quarter	$38.38	$28.35
Second Quarter	40.70	30.55
Third Quarter	36.78	30.00
Fourth Quarter	40.04	30.52
Year Ended December 31, 2008
First Quarter	$35.22	$23.65
Second Quarter	76.89	34.09
Third Quarter	88.35	40.74
Fourth Quarter	47.91	16.84
Year Ended December 31, 2009
First Quarter	$30.49	$5.96
Second Quarter	19.10	5.57
Third Quarter	16.61	8.38
Fourth Quarter (through October 16, 2009)	18.77	13.41

As of October 16, 2009, there were 71 record owners of our common stock (excluding holders of unvested restricted stock) and an estimated 10,000 beneficial owners of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our shares of common stock and do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future. Currently, we intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our operating results, financial condition, current and anticipated cash needs and other factors our board of directors may deem relevant. The declaration and payment of dividends is currently prohibited under the terms of our revolving bank credit facility and may be similarly restricted in the future.

Management and Key Personnel

Our current executive officers and certain other key personnel are named below:

Name	Age	Position
Ken L. Kenworthy, Jr.	53	Chief Executive Officer
Michael J. Rohleder	53	President
James A. Merrill	41	Chief Financial Officer, Secretary and Treasurer
Gary D. Jackson	57	Vice President, Land
Richard Q. Hart, Jr.	52	Vice President, Operations
Timothy L. Benton	52	Vice President, Geosciences
Harry C. Stahel, Jr.	45	Vice President, Finance

Ken L. Kenworthy, Jr. is a co-founder of GMX and has been Chairman and Chief Executive Officer since the Company’s inception in 1998. He also served as the President of GMX until June 1, 2009, when Michael J. Rohleder was appointed to that position. Prior to the founding of GMX in 1982, he founded OEXCO Inc., a privately held oil and gas company, which he managed until 1995 when the company was sold. From 1995 until he founded GMX in 1998, Mr. Kenworthy, Jr. was a private investor. From 1980 to 1984, he was a partner in Hunt-Kenworthy Exploration that was formed to share drilling and exploration opportunities in different geological regions. Prior to 1980, he held various geology positions with Lone Star Exploration (also known as Ensearch Exploration), Cities Service Gas Co., Nova Energy, and Berry Petroleum Corporation. He also served as a director of Nichols Hills Bank, a commercial bank in Oklahoma City, Oklahoma for ten years before it was sold in 1996 to what is now Bank of America. He has been a member of the American Association of Petroleum Geologists for 33 years.

Michael J. Rohleder became our President on June 1, 2009. Prior to being named to such position, Mr. Rohleder had served as our Executive Vice President, Corporate Development and Investor Relations since March 2008. Mr. Rohleder has been employed by the Company since January 2008. Prior to joining the Company, Mr. Rohleder served as the Sr. Vice President of Worldwide Sales and Marketing for ON Semiconductor, a semiconductor manufacturer (formerly the Motorola Semiconductor Components Division). From 1991 to 1999, he was CEO of MEMEC North America, which was a division of VEBA AG.

James A. Merrill has been our Chief Financial Officer, Secretary and Treasurer since February 2008. Prior to being named to such positions, Mr. Merrill was employed by the Company as its Controller, a position he had held since joining the Company in August 2006. Before joining GMX, Mr. Merrill was Controller of National American Insurance Company from 1998 to 2006. National American is a privately-held multi-state property and casualty insurer based in Chandler, Oklahoma, which had net written premiums of $65 million in 2006. Prior to that time, Mr. Merrill was employed by Deloitte & Touche LLP. Mr. Merrill is a certified public accountant and has bachelor’s degrees in finance and accounting from the University of Oklahoma.

Gary D. Jackson has been our Vice President, Land since 2005. During 2004 and 2005 prior to joining the Company, he was an independent petroleum landman, performing and directing contract land services for other oil and gas companies for CLS Group, Edmond, Oklahoma. Prior to that time, he was President of SAI Consulting, which provided professional services for oil and gas and natural resources asset acquisition and management.

Richard Q. Hart, Jr. has been our Vice President, Operations since February 2008. Prior to such appointment, Mr. Hart was our Operations Manager, a position he held beginning in January 2004. Mr. Hart has been employed by us since March 2003 and has been directly responsible for setting up and running our subsidiary Diamond Blue, which owns and operates three drilling rigs, and the cost control and execution of our drilling, completion and production activities. Prior to 2003, Mr. Hart was Vice President of Operations for Focus Energy. He has a Bachelor of Science in petroleum engineering from the University of Oklahoma.

Timothy L. Benton became our Vice President, Geosciences on June 1, 2009. Prior to such appointment, Mr. Benton had been responsible for the engineering and geological characterization work relating to our assets since 2005. Before joining GMX, Mr. Benton worked in reservoir, completion and production positions with Gulf Oil Corporation, Texas Pacific Oil Company, Long, Atteberry & Associates and as an independent consultant. Mr. Benton is a Registered Professional Engineer in the State of Oklahoma. Mr. Benton has a Bachelor of Science in petroleum engineering from the University of Oklahoma.

Harry C. Stahel, Jr. became our Vice President, Finance in June 2009. Prior to joining the Company, Mr. Stahel was Director of Business Development Finance for Enogex LLC (a gas gathering and transportation company owned by OGE Energy Corp.) since 2003. From 1991 to 2003, Mr. Stahel served in many roles at Aquila Inc. including Director of Finance in London, and Director of Finance working on domestic business projects. Prior to that time, Mr. Stahel spent five years in public accounting and is a certified public accountant. Mr. Stahel received his bachelor’s degree in finance from Washington and Lee University.

Description of Notes

We will issue the notes under a base indenture dated as of             , 2009 between us and The Bank of New York Mellon Trust Company, N.A., as trustee (the “trustee”), as supplemented by a supplemental indenture with respect to the notes. In this section, we refer to the base indenture (the “base indenture”), as supplemented by the supplemental indenture (the “supplemental indenture”), collectively as the “indenture.” This description of the notes supplements and, to the extent it is inconsistent, replaces the description of the general provisions of the notes and the base indenture in the accompanying prospectus. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

You may request a copy of the indenture from the trustee at the address provided herein.

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or the notes are referred to, these provisions or defined terms are incorporated in this prospectus supplement by reference. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes.

For purposes of this description, references to “the Company,” “we,” “our” and “us” refer only to GMX Resources Inc. and not to its subsidiaries.

General

The notes:

•	will be our general unsecured, senior obligations;

•	will initially be limited to an aggregate principal amount of $70,000,000 (or $80,500,000 if the underwriters’ over-allotment option is exercised in full);

•	will bear cash interest from October , 2009 at an annual rate of % payable on May 1 and November 1 of each year, beginning on May 1, 2010;

•

will be subject to redemption at our option on or after November 1, 2012 if the last reported sale price of our common stock equals or exceeds 130% of the conversion price then in effect for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice;

•

will be subject to repurchase by us at the option of the holders following a fundamental change (as defined below under “Fundamental Change Permits Holders to Require Us to Repurchase Notes”), at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date;

•	will mature on May 1, 2015, unless earlier converted, redeemed or repurchased;

•	will be issued in denominations of $1,000 principal amount and integral multiples of $1,000; and

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “Book-Entry, Settlement and Clearance.”

Subject to fulfillment of certain conditions and during the periods described below, the notes may be converted at an initial conversion rate of              shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $             per share of common stock). The conversion rate is subject to adjustment if certain events occur.

Upon conversion of a note, we will satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described below under “Conversion Rights—Settlement upon Conversion.” You will not receive any separate cash payment for interest, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

The indenture does not limit the amount of debt which may be issued by us or our subsidiaries under the indenture or otherwise. The indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “Fundamental Change Permits Holders to Require Us to Repurchase Notes” and “Consolidation, Merger and Sale of Assets” below and except for the provisions set forth under “Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders or result in a decline in the credit rating of the notes (if the notes are rated at such time).

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes must be part of the same issue as the notes offered hereby for federal income tax purposes. We may also from time to time repurchase notes in open market purchases or negotiated transactions without giving prior notice to holders. Any notes repurchased by us will be retired and no longer outstanding under the indenture.

The notes will be issued in denominations of $1,000 principal amount and integral multiples thereof. References to “a note” or “each note” in this prospectus supplement refer to $1,000 principal amount of the notes.

We do not intend to list the notes on a national securities exchange or interdealer quotation system.

Payments on the Notes; Paying Agent and Registrar; Transfer and Exchange

We will pay principal of and interest on the notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

We will pay principal of any certificated notes at the office or agency designated by us for that purpose. We have initially designated the trustee as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. We are not required to transfer or exchange any note selected for redemption or surrendered for conversion.

The registered holder of a note will be treated as the owner of it for all purposes.

Interest

The notes will bear cash interest at a rate of     % per year until maturity. Interest on the notes will accrue from October     , 2009 or from the most recent date on which interest has been paid or duly provided for or, if none, the issue date. Interest will be payable semiannually in arrears on May 1 and November 1 of each year, beginning May 1, 2010.

Interest will be paid to the person in whose name a note is registered at the close of business on April 15 or October 15, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date (other than an interest payment date coinciding with the stated maturity date or earlier required repurchase date upon a fundamental change) of a note falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. If the stated maturity date or such earlier required repurchase date would fall on a day that is not a business day, the required payment of interest, if any, and principal, will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date or such earlier required repurchase date to such next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

All references to interest in this prospectus supplement include additional interest, if any, payable at our election as the sole remedy relating to the failure to comply with our reporting obligations as described under “—Events of Default.”

Ranking

The notes will be our senior, unsecured obligations and will rank equal in right of payment with our senior unsecured debt and our existing 5.00% convertible senior notes due 2013, and will be senior in right of payment to our debt that is expressly subordinated to the notes, if any. The notes will be structurally subordinated to all debt and other liabilities and commitments of our subsidiaries, including our subsidiaries’ guarantees of our indebtedness under our revolving bank credit facility and will be effectively junior to our secured debt to the extent of the assets securing such debt.

In the event of bankruptcy, liquidation, reorganization or other winding up of us, our assets that secure secured debt will be available to pay obligations on the notes only after all indebtedness under our secured debt has been repaid in full from such assets. In such event, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

The indenture governing the notes does not restrict our ability to incur secured or other indebtedness in the future that may be senior to our obligations under the notes being offered pursuant to this prospectus supplement or the ability of our subsidiaries to incur liabilities or pledge their assets. Our revolving bank credit facility is secured by all of our assets, guaranteed by our subsidiaries and secured by the assets of our subsidiaries. The notes will therefore be effectively subordinated to the revolving bank credit facility, and structurally subordinated to all liabilities of our subsidiaries, including the guarantees that our subsidiaries have provided to our secured lenders. As of October 16, 2009, we had $30 million of senior secured notes outstanding all of which we intend to repay with the proceeds from this offering. We also have the ability to borrow under our revolving bank credit facility up to the amount of our borrowing base, which is established from time to time based on a periodic evaluation of our oil and natural gas reserves. At October 16, 2009, the borrowing base was $175 million. The borrowing base will be reduced to $140 million upon consummation of the Endeavor Gathering joint venture. See “Recent Developments—Joint Venture Relating to Gathering Assets” above. We expect that the borrowing base will increase in the future if our drilling results continue to be successful. See “Description of Other Indebtedness.”

Our revolving bank credit facility prohibits us from making any cash payments in respect of interest on the notes or on account of the conversion, redemption, retirement, purchase, acquisition, cancellation or termination of the notes unless after giving effect thereto (a) no event of default under the revolving bank credit facility exists, (b) no event exists that, with the giving of notice, the passage of time or the satisfaction of other conditions precedent would be an event of default under the revolving bank credit facility and (c) the borrowing base under the revolving bank credit facility has not been exceeded. We are also required to obtain the approval of the lenders under our revolving bank credit facility prior to making any cash payment on account of the conversion, redemption, retirement, purchase, acquisition, cancellation or termination of the notes.

Optional Redemption

No sinking fund is provided for the notes. Prior to November 1, 2012, the notes will not be redeemable. On or after November 1, 2012 and prior to the maturity date, we may redeem for cash all, but not less than all, of the notes if the last reported sale price of our common stock equals or exceeds 130% of the conversion price then in effect for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice. The redemption price will equal 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date, unless the redemption date falls after a record date but on or prior to the immediately succeeding interest payment date, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record as of the close of business on such record date, and the redemption price will be equal to 100% of the principal amount of the notes to be redeemed. The redemption date must be a business day.

To the extent a holder converts its notes in connection with our election to redeem the notes, we will increase the conversion rate as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change.”

We will give redemption notice not more than 45 calendar days but not less than 30 calendar days prior to the redemption date to all record holders at their addresses set forth in the register of the registrar.

No notes may be redeemed if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to the redemption date (except in the case of an acceleration resulting from a default by us in the payment of the redemption price with respect to such notes).

Conversion Rights

General

Prior to the close of business on the business day immediately preceding February 1, 2015, the notes will be convertible only upon satisfaction of one or more of the conditions described under the headings “—Conversion upon Satisfaction of Sale Price Condition,” “—Conversion upon Satisfaction of Trading Price Condition,” “—Conversion upon Specified Corporate Transactions” and “—Conversion upon Redemption Notice.” On or after February 1, 2015, holders may convert each of their notes at the applicable conversion rate at any time prior to the close of business on the business day immediately preceding the maturity date. Notes may not be converted after the close of business on the business day immediately preceding the maturity date. The conversion rate will initially be              shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $ per share of common stock).

Upon conversion of a note, we will satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, all as set forth below under “—Settlement upon Conversion.” If we satisfy our conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of our common stock, the amount of cash and shares of common stock, if any, due upon conversion will be based on a daily conversion value (as defined below) calculated on a proportionate basis for each trading day in a 20 trading day observation period (as defined below under “—Settlement upon Conversion”). The trustee will initially act as the conversion agent.

The conversion rate and the equivalent conversion price (which at all times will be equal to $1,000 divided by the conversion rate at such time) in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

If we call notes for redemption, a holder of notes may convert its notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If a holder of notes has submitted notes for repurchase upon a fundamental change, the holder may convert those notes only if that holder first withdraws its repurchase election.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest, except as described below. We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of any fractional share as described under “—Settlement upon Conversion.” Our payment or delivery to you of cash, shares of our common stock or a combination thereof, as the case may be, into which a note is convertible, will be deemed to satisfy in full our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Upon a conversion of notes into a combination of cash and shares of our common stock, accrued and unpaid interest will be deemed to be paid first out of the cash paid upon such conversion.

Notwithstanding the preceding paragraph, if notes are converted after the close of business on a record date for the payment of interest, holders of such notes at the close of business on such record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from the close of business on any record date to the open of business on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	for conversions following the record date immediately preceding the maturity date;

•	if we have specified a redemption date that is after a record date and on or prior to the business day immediately following the corresponding interest payment date;

•	if we have specified a fundamental change repurchase date that is after a record date and on or prior to the business day immediately following the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

“Close of business” means 5:00 p.m., New York City time. “Open of business” means 9:00 a.m., New York City time.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Holders may surrender their notes for conversion under the following circumstances:

Conversion upon Satisfaction of Sale Price Condition

Prior to the close of business on the business day immediately preceding February 1, 2015, a holder may surrender all or a portion of its notes for conversion during any fiscal quarter (and only during such fiscal quarter) commencing after January 1, 2010 if the last reported sale price of the common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal United States national or regional securities exchange on which our common stock is traded. If our common stock is not listed for trading on a United States national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the Pink OTC Market Inc. or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means a day on which (i) trading in our common stock generally occurs on The NASDAQ Global Select Market or, if our common stock is not then listed on The NASDAQ Global Select Market, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a United States national or regional securities exchange, on the principal other market on which our common stock is then traded, and (ii) a last reported sale price for our common stock is available on such securities exchange or market. If our common stock (or other security for which a closing sale price must be determined) is not so listed or traded, “trading day” means a business day.

Conversion upon Satisfaction of Trading Price Condition

Prior to the close of business on the business day immediately preceding February 1, 2015, a holder of notes may surrender its notes for conversion during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that five consecutive trading-day period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $1,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that, if three such bids cannot reasonably be obtained by the bid solicitation agent but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used. If the bid solicitation agent cannot reasonably obtain at least one bid for $1,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If we do not so instruct the bid solicitation agent to obtain bids when required, the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each day we fail to do so.

The bid solicitation agent shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of a note provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we shall instruct the bid solicitation agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If the trading price condition has been met, we will so notify the trustee and holders. If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate for such date, we will so notify the holders and the trustee. The trustee will initially act as the bid solicitation agent.

Conversion upon Specified Corporate Transactions

Certain Distributions

If, prior to the close of business on the business day immediately preceding February 1, 2015, we elect to:

•

issue to all or substantially all holders of our common stock certain rights (in the case of rights issued under a shareholder rights agreement, only following the distribution of separate certificates evidencing such rights) entitling them to purchase, for a period of not more than 60 calendar days after the announcement date of such issuance to subscribe for or purchase, shares of our common stock at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance; or

•

distribute to all or substantially all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as reasonably determined by our board of directors, exceeding 10% of the last reported sale price of our common stock on the trading day immediately preceding the date of announcement for such distribution, then, in either case, we must notify the holders of the notes at least 30 scheduled trading days prior to the ex-dividend date for such issuance or distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date and our announcement that such issuance or distribution will not take place, even if the notes are not otherwise convertible at such time.

Certain Corporate Events

If, prior to the close of business on the business day immediately preceding February 1, 2015, a transaction or event that constitutes a “fundamental change” (as defined under “—Fundamental Change Permits Holders to Require Us to Repurchase Notes”) or a “make-whole fundamental change” (as defined under “—Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change”) occurs, regardless of whether a holder has the right to require us to repurchase the notes as described under “—Fundamental Change Permits Holders to Require Us to Repurchase Notes,” or if we are a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the date that is 30 scheduled trading days prior to the anticipated effective date of the transaction until 35 trading days after the actual effective date of such transaction or, if such transaction also constitutes a fundamental change, until the close of business on the business day immediately preceding the related fundamental change repurchase date (as defined below). We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction but in no event less than 30 scheduled trading days prior to the anticipated effective date of such transaction.

Conversion upon Redemption Notice

If we call the notes for redemption, holders may convert their notes during the period from, and including, the date of our redemption notice to the close of business on the business day prior to the redemption date, even if the notes are not otherwise convertible at such time, after which time the holder’s right to convert will expire (unless we default in the payment of the redemption price, in which case a holder of notes may convert such notes until the redemption price has been paid or duly provided for).

Conversions on or after February 1, 2015

On or after February 1, 2015, a holder may convert any of its notes at any time prior to the close of business on the business day immediately preceding the maturity date regardless of the foregoing conditions.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with the relevant procedures described above is the “conversion date” under the indenture.

If a holder has already delivered a repurchase notice as described under “—Fundamental Change Permits Holders to Require Us to Repurchase Notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Settlement upon Conversion

Upon conversion, we may choose to pay or deliver, as the case may be, either cash (“cash settlement”), shares of our common stock (“physical settlement”) or a combination of cash and shares of our common stock (“combination settlement”), as described below. We refer to each of these settlement methods as a “settlement method.”

All conversions occurring on or after February 1, 2015, and all conversions occurring on or after the date of issuance of a redemption notice as described above under “—Optional Redemption” and prior to the related redemption date, will be settled using the same settlement method. Prior to February 1, 2015 (except during the period after the date of issuance of a redemption notice as described above under “—Optional Redemption” and prior to the related redemption date if we elect to redeem the notes), we will use the same settlement method for all conversions occurring on the same conversion date. Except as described in the two immediately preceding sentences, however, we will not have any obligation to use the same settlement method with respect to conversions that occur on different trading days. That is, we may choose on one trading day to settle conversions in physical settlement, and choose on another trading day cash settlement or combination settlement. If we elect a settlement method, we will inform holders so converting through the trustee of such settlement method we have selected no later than the second trading day immediately following the related conversion date (or in the case of any conversions occurring on or after (i) the date of issuance of a redemption notice as described above under “—Optional Redemption” and prior to the related redemption date, in such redemption notice or (ii) February 1, 2015, no later than February 1, 2015). If we do not timely elect a settlement method, we will no longer have the right to elect cash settlement or physical settlement, and we will be deemed to have elected combination settlement in respect of our conversion obligation, as described below, and the specified dollar amount (as defined below) will be equal to $1,000. It is our current intent and policy to settle conversion through combination settlement with a specified dollar amount of $1,000. If we elect combination settlement, but we do not indicate a specified dollar amount, the specified dollar amount will be deemed to be $1,000.

Settlement amounts will be computed as follows:

•

if we elect physical settlement, we will deliver to the converting holder a number of shares of common stock equal to the product of (1) the aggregate principal amount of notes to be converted, divided by $1,000 and (2) the applicable conversion rate;

•

if we elect cash settlement, we will pay to the converting holder in respect of each $1,000 principal amount of notes being converted cash in an amount equal to the sum of the daily conversion values for each of the 20 consecutive trading days during the relevant observation period; and

•

if we elect (or are deemed to have elected) combination settlement, we will pay or deliver, as the case may be, to the converting holder in respect of each $1,000 principal amount of notes being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days during the relevant observation period.

The “daily settlement amount,” for each of the 20 consecutive trading days during the observation period, shall consist of:

•

cash equal to the lesser of (i) the dollar amount per note to be received upon conversion as specified in the notice specifying our chosen settlement method (the “specified dollar amount”), if any, divided by 20 (such quotient, the “daily measurement value”) and (ii) the daily conversion value; and

•

if the daily conversion value exceeds the daily measurement value, a number of shares equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the daily VWAP for such trading day.

The “daily conversion value” means, for each of the 20 consecutive trading days during the observation period, 5% of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock on such trading day.

The “daily VWAP” means, for each of the 20 consecutive trading days during the applicable observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “GMXR <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The “daily VWAP” will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The “observation period” with respect to any note surrendered for conversion means:

•

except as set forth in the immediately succeeding bullet, if the relevant conversion date occurs on or after February 1, 2015, the 20 consecutive trading days beginning on, and including, the 22nd scheduled trading day immediately preceding May 1, 2015;

•

if the relevant conversion date occurs on or after the date of issuance of a notice of redemption as described under “—Optional Redemption,” but prior to the relevant redemption date, the 20 consecutive trading days beginning on, and including, the 22nd scheduled trading day immediately preceding such redemption date; and

•	in all other instances, the 20 consecutive trading day period beginning on, and including, the third trading day immediately following the relevant conversion date.

For the purposes of determining amounts due upon conversion only, “trading day” means a day on which (i) there is no “market disruption event” (as defined below) and (ii) trading in our common stock generally occurs on The NASDAQ Global Select Market or, if our common stock is not then listed on The NASDAQ Global Select Market, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a United States national or regional securities exchange, on the principal other market on which our common stock is then traded. If our common stock (or other security for which a daily VWAP must be determined) is not so listed or traded, “trading day” means a “business day.”

“Scheduled trading day” means a day that is scheduled to be a trading day on the primary United States national or regional securities exchange or market on which our common stock is listed or admitted for trading. If our common stock is not so listed or admitted for trading, “scheduled trading day” means a “business day.”

For the purposes of determining amounts due upon conversion, “market disruption event” means (i) a failure by the primary United States national or regional securities exchange or market on which our common stock is listed or admitted for trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day for our common stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

We will deliver the consideration due in respect of conversion on the third business day immediately following the relevant conversion date, if we elect physical settlement, and on the third business day immediately following the last trading day of the relevant observation period, in the case of any other settlement method.

We will deliver cash in lieu of any fractional share of common stock issuable upon conversion based on the daily VWAP of the common stock on the relevant conversion date (in the case of physical settlement) or based on the daily VWAP on the last trading day of the relevant observation period (in the case of combination settlement).

Each conversion will be deemed to have been effected as to any notes surrendered for conversion on the conversion date; provided, however, that the person in whose name any shares of our common stock shall be issuable upon such conversion will become the holder of record of such shares as of the close of business on the conversion date (in the case of physical settlement) or the last trading day of the relevant observation period (in the case of combination settlement).

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of our common stock and solely as a result of holding the notes, in any of the transactions described below without having to convert their notes as if they held a number of shares of common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holder.

(1)	If we exclusively issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1 = CR0	×	OS0
OS1

where:

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-dividend date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or combination, as applicable;

CR1 = the conversion rate in effect immediately after the open of business on such ex-dividend date or effective date;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on such ex-dividend date or effective date; and

OS 1 = the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this clause (1) shall become effective immediately after the open of business on the ex-dividend date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, or any share split or combination of the type described in this clause (1) is announced but the outstanding shares of our common stock are not split or combined, as the case may be, the conversion rate shall be immediately readjusted, effective as of the date our board of directors determines not to pay such dividend or distribution, or not to split or combine the outstanding shares of our common stock, as the case may be, to the conversion rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

(2)	If we issue to all or substantially all holders of our common stock any rights, options or warrants entitling them for a period of not more than 60 calendar days after the announcement date of such issuance to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be increased based on the following formula:

CR1 = CR0	×	OS 0 + X
OS1 + Y

where:

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such issuance;

CR1= the conversion rate in effect immediately after the open of business on such ex-dividend date;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on such ex-dividend date;

X = the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights, options or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this clause (2) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the open of business on the ex-dividend date for such issuance. To the extent that shares of common stock are not delivered after the expiration of such rights, options or warrants, the conversion rate shall be decreased to the conversion rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of common stock actually delivered. If such rights, options or warrants are not so issued, the conversion rate shall be decreased to the conversion rate that would then be in effect if such ex-dividend date for such issuance had not occurred.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of the common stock at less than such average of the last reported sale prices for the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement for such issuance, and in determining the aggregate offering price of such shares of the common stock, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by our board of directors.

(3)	If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our capital stock or other securities to all or substantially all holders of our common stock, excluding:

•	dividends, distributions, rights, options or warrants as to which an adjustment was effected pursuant to clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs as to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be increased based on the following formula:

CR1 = CR0	×	SP0
SP0 - FMV

where:

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR1 = the conversion rate in effect immediately after the open of business on such ex-dividend date;

SP0 = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets, property, rights or warrants distributed with respect to each outstanding share of our common stock on the ex-dividend date for such distribution.

If “FMV” (as defined above) is equal to or greater than the “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, in respect of each $1,000 principal amount thereof, at the same time and upon the same terms as holders of our common stock, the amount and kind of our capital stock, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our capital stock or other securities that such holder would have received if such holder owned a number of shares of common stock equal to the conversion rate in effect on the ex-dividend date for the distribution.

Any increase made under the portion of this clause (3) above will become effective immediately after the open of business on the ex-dividend date for such distribution. If such distribution is not so paid or made, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate will be increased based on the following formula:

CR1 = CR0	×	FMV0 + MP0
MP0

where:

CR0 = the conversion rate in effect immediately prior to the end of the valuation period (as defined below);

CR1 = the conversion rate in effect immediately after the end of the valuation period;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock (determined for purposes of the definition of last reported sale price as if such capital stock or similar equity interest were our common stock) over the first 10 consecutive trading-day period after, and including, the ex-dividend date of the spin-off (the “valuation period”); and

MP0 = the average of the last reported sale prices of our common stock over the valuation period.

The adjustment to the conversion rate under the preceding paragraph will occur on the last day of the valuation period; provided that in respect of any conversion during the valuation period, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed from, and including the ex-dividend date of such spin-off to, but excluding, the conversion date in determining the applicable conversion rate.

(4)	If any cash dividend or distribution is made to all, or substantially all, holders of our outstanding common stock, the conversion rate will be adjusted based on the following formula:

CR1 = CR0	×	SP 0
SP0 - C

where:

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution;

CR1 = the conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution;

SP0 = the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the amount in cash per share we distribute to holders of our common stock.

If “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, for each $1,000 principal amount of notes, at the same time and upon the same terms as holders of shares of our common stock, the amount of cash that such holder would have received if such holder owned a number of shares of our common stock equal to the conversion rate on the ex-dividend date for such cash dividend or distribution. Such increase shall become effective immediately after the open of business on the ex-dividend date for such dividend or distribution. If such dividend or distribution is not so paid, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(5)	If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1 = CR0	×	AC + (SP1 × OS1)
OS0 × SP1

where:

CR0 = the conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

CR1 = the conversion rate in effect immediately after the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender offer or exchange offer);

OS1 = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires.

The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within 10 trading days immediately following, and including, the expiration date of any tender or exchange offer, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the expiration date of such tender or exchange offer to, but excluding, the conversion date in determining the applicable conversion rate. If we are, or one of our subsidiaries is, obligated to purchase our common stock pursuant to any such tender or exchange offer but are permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the conversion rate shall be readjusted to be the conversion rate that would be in effect if such tender or exchange offer had not been made.

If any distribution or transaction described in clauses (1) to (5) above has not yet resulted in an adjustment to the applicable conversion rate on the conversion date and the shares you will receive on settlement are not entitled to participate in the relevant distribution or transaction (because they were not held on a related record date or otherwise), then we will adjust the number of shares that we deliver to you to reflect the relevant distribution or transaction.

If the application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made (other than as a result of a share split or share combination).

Notwithstanding the foregoing, if a conversion rate adjustment becomes effective on any ex-dividend date as described above, and a holder that has converted its notes on or after such ex-dividend date and on or prior to the related record date would be treated as the record holder of shares of our common stock as of the related conversion date as described under “—Settlement upon Conversion” based on an adjusted conversion rate for such ex-dividend date, then, notwithstanding the foregoing conversion rate adjustment provisions, the conversion rate adjustment relating to such ex-dividend date will not be made for such converting holder. Instead, such holder will be treated as if such holder were the record owner of the shares of our common stock on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

As used in this section, “ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including a distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the material U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material United States Federal Income and Estate Tax Considerations.”

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to any shares of common stock received in connection with such conversion, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness, assets, property, rights, options or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share, with five one-hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655). No adjustment to the conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the conversion rate. If an adjustment is not made because the adjustment does not change the conversion rate by at least 1%, then such adjustment will be carried forward and taken into account in any future adjustment. Notwithstanding the foregoing, (i) upon any conversion of notes (solely with respect to the notes to be converted), (ii) on every one year anniversary from the original issue date of the notes and (iii) on the maturity date, we will give effect to all adjustments that we have otherwise deferred pursuant to the immediately preceding sentence, and those adjustments will no longer be carried forward and taken into account in any future adjustment.

Recapitalizations, Reclassifications and Changes of Our Common Stock

In the case of any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination), any consolidation, merger or combination involving us, any sale, lease or other transfer to a third party of the consolidated assets of ours and our subsidiaries substantially as an entirety, or any statutory share exchange, in each case, as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the conversion rate prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction. However, at and after the effective time of the transaction, (i) we will continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of notes, as set forth under “—Settlement upon Conversion” and (ii)(x) any amount payable in cash upon conversion of the notes as set forth under “—Settlement upon Conversion” will continue to be payable in cash, (y) any shares of our common stock that we would have been required to deliver upon conversion of the notes as set forth under “—Settlement upon Conversion” will instead be deliverable in the amount and type of reference property that a holder of that number of shares of our common stock would have received in such transaction and (z) the daily VWAP will be calculated based on the value of a unit of reference property that a holder of one share of our common stock would have received in such transaction.

If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. We will notify holders of the weighted average as soon as practicable after such determination is made. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Adjustments of Prices

Whenever any provision of the indenture requires us to calculate the last reported sale prices, the daily VWAPs, the daily conversion values or the daily settlement amounts over a span of multiple days (including an observation period and the “stock price” for purposes of a make-whole fundamental change), we will make appropriate adjustments to each to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during the period when the last reported sale prices, the daily VWAPs, the daily conversion values or the daily settlement amounts are to be calculated.

Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change

If (i) a fundamental change as defined below (determined after giving effect to any exceptions to or exclusions from such definition, but without regard to the proviso in clause (2) of the definition thereof) occurs or (ii) we call the notes for redemption as described above under “—Optional Redemption” (either event, a “make-whole fundamental change”) and a holder elects to convert its notes in connection with such make-whole fundamental change, we will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional shares of common stock (the “additional shares”), as described below. A conversion of notes will be deemed for these purposes to be “in connection with” a make-whole fundamental change described in clause (i) above if the notice of conversion of the notes is received by the conversion agent from, and including, the effective date of the make-whole fundamental change up to, and including, the business day immediately prior to the related fundamental change repurchase date (or, in the case of a make-whole fundamental change that would have been a fundamental change but for the proviso in clause (2) of the definition thereof, the 35th trading day immediately following the effective date of such make-whole fundamental change). A conversion of notes will be deemed for these purposes to be “in connection with” a make-whole fundamental change described in clause (ii) above if the notice of conversion of the notes is received by the conversion agent from, and including, the date of issuance of a notice of redemption as described under “—Optional Redemption,” up to, but excluding, the relevant redemption date. We will notify holders of the effective date of any make-whole fundamental change and issue a press release announcing such effective date no later than five business days after such effective date.

Upon surrender of notes for conversion in connection with a make-whole fundamental change, we will, at our option, satisfy our conversion obligation by physical settlement, cash settlement or combination settlement, as described under “—Conversion Rights—Settlement upon Conversion.” However, if the consideration for our common stock in any make-whole fundamental change described in clause (2) of the definition of fundamental change is comprised entirely of cash, for any conversion of notes following the effective date of such make-whole fundamental change, the conversion obligation will be calculated based solely on the “stock price” (as such term is defined below) for the transaction, and such conversion obligation per $1,000 principal amount of notes will be equal to the applicable conversion rate (including any adjustment as described in this section), multiplied by such stock price. In such event, the conversion obligation will be determined and paid to holders in cash on the third business day following the conversion date.

The number of additional shares, if any, by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid (or deemed paid) per share of our common stock in the make-whole fundamental change. If the holders of our common stock receive only cash in the make-whole fundamental change described in clause (2) of the definition of fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the make-whole fundamental change. In connection with a make-whole fundamental change triggered by a redemption of the notes as described above under “—Optional Redemption,” the effective date of such make-whole fundamental change will be the date on which we issue the relevant notice of redemption.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner and at the same time as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the number of additional shares to be received per $1,000 principal amount of notes for each stock price and effective date set forth below:

Stock Price
Effective Date	$	$	$	$	$	$	$	$	$	$	$	$	$	$
October , 2009
May 1, 2010
May 1, 2011
May 1, 2012
May 1, 2013
May 1, 2014
May 1, 2015

The exact stock prices and effective dates may not be set forth in the table above, in which case

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $             per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•

If the stock price is less than $             per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of our common stock issuable upon conversion exceed              per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Fundamental Change Permits Holders to Require Us to Repurchase Notes

If a fundamental change (as defined below) occurs at any time, you will have the right, at your option, to require us to repurchase for cash any or all of your notes, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, to, but excluding, the fundamental change repurchase date (unless the fundamental change repurchase date is after a regular record date but on or prior to the interest payment date to which it relates, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record on such record date and the fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased). The fundamental change repurchase date will be a date specified by us that is not less than 20 or more than 45 calendar days following the date of our fundamental change notice as described below. Any notes repurchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued if any of the following occurs:

(1)

a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries and our and their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity and (x) such person or group files a Schedule 13D, Schedule 13G, Schedule TO or any other schedule, form or report under the Exchange Act disclosing such beneficial ownership or (y) we otherwise know or have reason to know of any such person or group, in any case, other than pursuant to a transaction that would otherwise be subject to clause (2) below but for the proviso thereto;

(2)	consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination) as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets or (B) any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that any such share exchange, consolidation or merger will not be a fundamental change if holders of our common equity immediately prior to such transaction collectively own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction;

(3)	continuing directors (as defined below) cease to constitute at least a majority of our board of directors;

(4)	our shareholders approve any plan or proposal for the liquidation or dissolution of us; or

(5)	our common stock (or other common stock or depositary shares or receipts in respect thereof into which the notes are then convertible) ceases to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors), except as a result of a merger to which we are a party or a tender offer or exchange offer for our common stock or depositary shares or receipts in respect thereof or other common stock or depositary shares or receipts in respect thereof into which the notes are then convertible.

A transaction or event described in clause (2) above will not constitute a fundamental change, however, if 90% of the consideration received or to be received by our common shareholders, excluding cash payments for fractional shares, in connection with the transaction or transactions consists of shares of common stock traded on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) or which will be so traded or quoted when issued or exchanged in connection with such transaction or event (these securities being referred to as “publicly traded securities”) and as a result of this transaction or event the notes become convertible into such consideration, as described above under “—Recapitalizations, Reclassifications and Changes of Our Common Stock.”

“Continuing director” means a director who either was a member of our board of directors on the date of this prospectus supplement or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our shareholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as nominee for director.

On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the fundamental change repurchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•

if applicable, that the notes with respect to which a fundamental change repurchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information on our website or through such other public medium as we may use at that time.

To exercise the fundamental change repurchase right, you must deliver, on or before the close of business on the business day immediately preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form titled “Form of Fundamental Change Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for repurchase or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or a multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

We will be required to repurchase the notes properly surrendered for repurchase and not withdrawn on the fundamental change repurchase date, subject to extension to comply with applicable law. You will receive payment of the fundamental change repurchase price on the later of (i) the fundamental change repurchase date and (ii) the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the fundamental change repurchase price of the notes on the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent); and

•

all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price and previously accrued and unpaid interest upon delivery or transfer of the notes).

In connection with any repurchase offer pursuant to a fundamental change repurchase notice, we will, if required:

•	comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

No notes may be repurchased at the option of holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a default by us in the payment of the fundamental change repurchase price with respect to such notes).

The repurchase rights of the holders could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is a result of negotiations between us and the underwriters.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other secured indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other unsubordinated indebtedness, by the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

Furthermore, holders may not be entitled to require us to repurchase their notes or entitled to an increase in the conversion rate upon conversion as described under “—Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change” in certain circumstances involving a significant change in the composition of our board, including in connection with a proxy contest where our board does not endorse a dissident slate of directors but approves them for purposes of the definition of “continuing directors” above.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price. Our ability to repurchase the notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See “Risk Factors—Risks Related to the Notes—We may not have the ability to raise the funds necessary to settle conversions of the notes or to repurchase the notes upon a fundamental change. In addition, our secured revolving bank credit facility limits our ability to pay cash upon the conversion or repurchase of the notes, and our future debt may also contain similar limitations.” If we fail to repurchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar fundamental change provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease all or substantially all our assets to another person, unless:

•

the resulting, surviving or transferee person (if not us) (the “successor company”) will be a corporation organized and existing under (i) the laws of the United States of America, any state thereof or the District of Columbia, or (ii) any other jurisdiction so long as the successor company agrees to submit to service of process in any state in the United States of America or the District of Columbia and, in the case of clause (ii) above, the successor company provides a full and unconditional indemnity and provision for additional amounts required to be withheld from payments or deliveries to holders under applicable United States or foreign laws, rules, regulations or authorities, and any other incremental tax liabilities or costs of such holders as a result of such merger or other transaction and the successor company (if not us) will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all of our obligations under the notes and the indenture;

•	immediately after giving effect to such transaction, no default under the indenture shall have occurred and be continuing;

•

we shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture; and

•

we shall have delivered to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such transaction and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the transaction had not occurred, except where any of the foregoing are subject to the indemnification provided for above.

The successor company will succeed to, and be substituted for, and may exercise every right and power of us under the indenture, but in the case of a conveyance, transfer or lease of all or substantially all our assets, we will not be released from the obligation to pay the principal of and interest on the notes.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to repurchase the notes of such holder as described above.

SEC and Other Reports

We shall deliver to the trustee copies of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 15 days after we are required to file such annual and quarterly reports, information, documents and other reports with the SEC. We shall also comply with the other provisions of Trust Indenture Act Section 314(a).

Events of Default

Notwithstanding the events of default under “Description of Debt Securities—Events of Default” in the accompanying prospectus, each of the following will constitute an event of default under the indenture, subject to any additional limitations, qualifications and cure periods included in the indenture:

•	we fail to pay principal of the notes when due at maturity, upon optional redemption, repurchase, declaration of acceleration or otherwise;

•	we fail to pay any interest (including additional interest, if any) on the notes when due and such failure continues for a period of 30 days past the applicable due date;

•	we fail to give a fundamental change notice or notice of a specified corporate transaction as described under “—Conversion upon Specified Corporate Transactions,” in each case when due;

•	we fail to comply with our obligation to convert the notes in accordance with the indenture upon exercise of any holder’s conversion right;

•	we fail to pay the fundamental change repurchase price when due;

•	we fail to comply with our obligations under “—Consolidation, Merger and Sale of Assets;”

•

we fail to perform or observe any of our other covenants or warranties in the indenture or in the notes for 30 days after written notice to us from the trustee or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes has been received by us; provided, however, that we shall have 60 days after receipt of such notice to remedy any failure to comply with our obligations to deliver to the trustee any documents or reports that we are required to file with the SEC under “—SEC and Other Reports;”

•

default by us or any significant subsidiary with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $10 million in the aggregate of us and/or any significant subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise;

•

a final judgment for the payment of $10 million or more (excluding any amounts covered by insurance) rendered against us or any significant subsidiary, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished; and

•	certain events of bankruptcy, insolvency and reorganization of us or any of our significant subsidiaries.

The foregoing will constitute events of default whatever the reason for any such event of default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

If a default under the indenture occurs and is continuing and is known to the trustee, the trustee must mail to each holder of the notes notice of the default within 90 days after it occurs. The trustee may withhold notice to the holders of the notes of a default, except defaults in non-payment of principal or interest on the notes. The trustee must, however, consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default (other than an event of default relating to certain events of bankruptcy, insolvency or reorganization of us) occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued and unpaid interest on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization as described above, notwithstanding the “Description of Debt Securities—Events of Default” in the accompanying prospectus, the principal and accrued and unpaid interest on the notes will automatically become immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding notes may rescind such acceleration with respect to the notes and, as is discussed below, waive these past defaults.

Notwithstanding the foregoing, the indenture for the notes provides that, to the extent we elect, the sole remedy for an event of default relating to our failure to deliver to the trustee any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act will for the first 60 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes at a rate equal to 0.25% per annum of the principal amount of the notes. If we so elect, such additional interest will be payable in the same manner and on the same dates as the stated interest payable on the notes. On such 61st day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 61st day), the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. If we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay the additional interest as the sole remedy during the first 60 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of notes and the trustee and paying agent of such election. Upon our failure to timely give such notice or pay the additional interest, the notes will be immediately subject to acceleration as provided above. The holders of a majority in aggregate principal amount of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee or of exercising any trust or power conferred on the trustee, subject to limitations specified in the indenture. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of the notes or that would involve the trustee in personal liability. Before taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking the action.

The holders of a majority in aggregate principal amount of outstanding notes may waive any past defaults under the indenture, except a default due to the non-payment of principal or interest, a failure to convert any notes into cash, shares of our common stock or a combination thereof, as applicable, a default arising from our failure to repurchase any notes when required pursuant to the terms of the indenture or a default in respect of any covenant that cannot be amended without the consent of each holder affected.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default due to the non-payment of principal or interest on the notes, unless:

•	the holder has given the trustee written notice of a default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in aggregate principal amount of outstanding notes; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

The indenture will require us every year to deliver to the trustee a statement as to performance of our obligations under the indenture and as to any default.

A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under our existing borrowing arrangements.

Modification and Amendment

The indenture may be modified and amended as described in “Description of the Debt Securities—Modification of Indentures” in the accompanying prospectus. Notwithstanding the foregoing and except as provided below, a modification or amendment requires the consent of the holder of each outstanding note affected by such modification or amendment if it would:

•	reduce the principal amount of or change the stated maturity of any note;

•	reduce the rate or extend the time for payment of interest on any note;

•	reduce any amount payable upon redemption or repurchase of any note or change the time at which or circumstances under which the notes may or shall be redeemed or repurchased;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the amount of cash, the number of shares of common stock or any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, amend or modify certain of the provisions of the indenture relating to amendment or modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any amendment or modification of the indenture.

We and the trustee may modify certain provisions of the indenture without the consent of the holders of the notes, including to:

•	add guarantees with respect to the notes or secure the notes;

•	evidence the assumption of our obligations by a successor person under the provisions of the indenture relating to consolidations, mergers and sales of assets;

•	surrender any of our rights or powers under the indenture;

•	add covenants or events of default for the benefit of the holders of notes;

•	cure any ambiguity or correct any inconsistency in the indenture that does not adversely affect holders of the notes;

•	modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act as then in effect;

•	establish the forms or terms of the notes;

•	evidence the acceptance of appointment by a successor trustee;

•	conform, as necessary, the indenture and the form or terms of the notes, to the “Description of Notes” as set forth in this prospectus supplement; and

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make other changes to the indenture or forms or terms of the notes, provided no such change individually or in the aggregate with all other such changes has or will have a material adverse effect on the interests of the holders of the notes.

Satisfaction and Discharge

The notes will not be subject to the provisions described in the accompanying prospectus under the caption “Description of Debt Securities—Defeasance.” We may satisfy and discharge our obligations under the indenture by delivering to the registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at the stated maturity, or any fundamental change repurchase date, or upon conversion or otherwise, cash or cash and/or shares of common stock, solely to satisfy outstanding conversions, as applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices and daily

VWAP of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

The Bank of New York Mellon Trust Company, N.A. is the trustee, registrar, paying agent and conversion agent. The Bank of New York Mellon Trust Company, N.A., in each of its capacities, including without limitation as trustee, registrar, paying agent and conversion agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this prospectus supplement or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

We maintain banking relationships in the ordinary course of business with the trustee and its affiliates. In particular, The Bank of New York Mellon Trust Company, N.A., has acted as the collateral agent with respect to our senior secured notes, which will be repaid in full with the proceeds from this offering.

Notices

Except as otherwise described herein, notices to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of mailing.

Governing Law

The indenture provides that it and the notes, and any claim, controversy or dispute arising under or related to the indenture or the notes, will be governed by and construed in accordance with the laws of the State of New York (without regard to the conflicts of laws provisions thereof).

Book-Entry, Settlement and Clearance

The notes will be initially issued in the form of one or more registered notes in global form. Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	a upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriters; and

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ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described in the indenture.

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

The Common Stock Offering

Concurrently with this offering of the notes, we are offering 5,750,000 shares (6,612,500 shares if the underwriters exercise their over-allotment option in full) of our common stock in a firm commitment underwritten public offering registered under the Securities Act. Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc., each of which are underwriters in this offering of the notes, will be the underwriters in that common stock offering. We have granted to the underwriters an option to purchase a maximum of 862,500 additional shares to cover over-allotments of shares for 30 days. We expect the net proceeds to us from that offering (assuming the sale price of the common stock is equal to the last reported sale price of our common stock on October 16, 2009, which was $18.44 per share), after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, to be approximately $100.5 million ($115.6 million if the underwriters exercise their over-allotment option in full), which, together with the proceeds from this offering of the notes, we intend to use to repay a portion of the outstanding indebtedness under our revolving bank credit facility, to repay all of our outstanding senior secured notes and for general corporate purposes.

The closing of our firm commitment underwritten public offering of common stock is expected to occur simultaneously with the closing of this offering of the notes. The issuance of the notes offered hereby is not conditional on the consummation of the common stock offering.

The increase in the number of outstanding shares of our common stock issued pursuant to the firm commitment underwritten public offering of common stock could have a negative effect on the market price of our common stock and the value of the notes. See “Risk Factors—Risks Related to the Notes—The issuance of our common stock pursuant to the concurrent firm commitment underwritten public offering of common stock and other market activity related to that offering may lower the market price of our common stock.”

Description of Capital Stock

Common Stock

We are currently authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share.

As of October 16, 2009, there were 24,263,791 shares of our common stock issued and outstanding. Holders of common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders and are not entitled to cumulate votes for the election of directors. Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

Holders of our common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefor. Under the terms of our revolving bank credit facility, we may not pay dividends on shares of our common stock. In the event of liquidation, holders of our common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of our preferred stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. We have designated 25,000 of such shares as Series A Junior Participating Preferred Stock in connection with our Rights Plan.

We have also designated 3,000,000 of such shares as 9.25% Series B Cumulative Preferred Stock (“9.25% Preferred Stock”), of which 2,000,000 shares are issued and outstanding. The 9.25% Preferred Stock has a dividend preference of $2.3125 per share per year, for a total of $4,625,000, which must be satisfied before we may pay any dividends on any junior securities, including our common stock. The 9.25% Preferred Stock also has a liquidation preference entitling the holders thereof to receive the $25 stated value per share of 9.25% Preferred Stock, or a total of $50 million, plus all accrued and unpaid dividends, prior to any funds being available for distribution in liquidation to the holders of our junior securities, including our common stock. We may redeem the 9.25% Preferred Stock at our option after September 30, 2011, and we are required to redeem the 9.25% Preferred Stock upon any change of control involving our Company other than by a qualifying public company or upon any change in our management that results in Ken L. Kenworthy, Jr. no longer serving as our Chief Executive Officer. The holders of 9.25% Preferred Stock have voting rights in certain limited circumstances.

The board of directors is authorized, without any further action by shareholders, to determine the rights, preferences, privileges and restrictions of any series of preferred stock, the number of shares constituting any such series, and the designation thereof. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation, Bylaws and Oklahoma Law

Special Meetings

Our bylaws provide that special meetings of our shareholders may be called only by the Chairman of the Board, the President or a majority of the members of the board of directors. This provision may make it more difficult for shareholders to take actions opposed by the board of directors.

Shareholder Consents

Our bylaws provide that any action required to be taken or which may be taken by holders of our common stock may be effected by a written consent signed by all shareholders. The provisions of the certificate of incorporation and bylaws requiring shareholder action by unanimous written consent could prevent holders of a majority of our common stock from using the written consent procedure to take shareholder action.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at an annual meeting of shareholders, not later than 90 days nor more than 150 days in advance of the annual meeting of shareholders of the company and (ii) with respect to an election of directors to be held at a special meeting of shareholders, not later than the fifteenth day following the day on which notice of the special meeting is first mailed to shareholders. With respect to other business to be brought before an annual meeting of shareholders, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not later than 90 days nor more than 150 days in advance of the annual meeting of shareholders of the company. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting

The Oklahoma General Corporation Act (“OGCA”) provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Authorized but Unissued Shares

Our amended and restated certificate of incorporation provides that the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by the NASDAQ. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Amendment of Bylaws

Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our bylaws do not permit shareholders to amend the bylaws.

Oklahoma Business Combination Statute

Under the terms of our certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Section 1090.3 of the OGCA. In general this section prevents an “interested shareholder” from engaging in a “business combination” with us for three years following the date the person became an interested shareholder, unless:

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prior to the date the person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

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upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power at the time the transaction commenced, excluding stock held by our directors who are also officers and stock held by certain employee stock plans; or

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on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

An “interested shareholder” is defined, generally, as any person that owns stock having 15% or more of all of our voting power, any person that is an affiliate or associate of us and owned stock having 15% or more of all of our voting power at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

A “business combination” includes:

•	any merger or consolidation involving us and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of our assets;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to an interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series or voting power owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through us; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the OGCA.

Because we have opted out of this Oklahoma anti-takeover law, any interested shareholder could pursue a business combination transaction that is not approved by our board of directors.

Oklahoma Control Share Statute

Under the terms of our certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Sections 1145 through 1155 of the OGCA, Oklahoma’s control share acquisition statute. In general, Section 1145 of the OGCA defines “control shares” as our issued and outstanding shares that, in the absence of the Oklahoma control share statute, would have voting power, when added to all of our other shares that are owned, directly or beneficially, by an acquiring person or over which the acquiring person has the ability to exercise voting power, that would entitle the acquiring person, immediately after the acquisition of the shares, to exercise, or direct the exercise of, such voting power in the election of directors within any of the following ranges of voting power:

•	one-fifth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority of all voting power.

A “control share acquisition” means the acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, “control shares.” After a control share acquisition occurs, the acquiring person is subject to limitations on the ability to vote such control shares. Specifically, Section 1149 of the OGCA provides that under most control share acquisition scenarios, “the voting power of control shares having voting power of one-fifth or more of all voting power is reduced to zero unless the shareholders of the issuing public corporation approve a resolution according the shares the same voting rights as they had before they became control shares.” Section 1153 of the OGCA provides the procedures for obtaining shareholder consent of a resolution of an “acquiring person” to determine the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition.

Because we have opted out of the Oklahoma control share statute, any shareholder holding control shares will have the right to vote his or its shares in full in the election of directors.

Rights Plan

In May 2005, our shareholders approved the principal terms of a rights plan (the “Rights Plan”), we entered into a rights agreement with UMB Bank, n.a. and we declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock. The Rights trade with, and are inseparable from, our common stock. The Rights are evidenced only by the certificates that represent shares of common stock. New Rights accompany any new shares of common stock issued after May 31, 2005. Computershare Trust Company, N.A. is the successor rights agent to UMB Bank, n.a. under the Rights Plan.

The Rights Plan is designed to ensure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to deter potential abusive tactics to gain control of the Company without paying a fair price to all of our shareholders. The Rights are intended to enable all of our shareholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire us to negotiate with the board of directors prior to attempting a takeover.

The Rights generally will be exercisable only if a person or group acquires 20% or more of our common stock or commences a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of the common stock. However, Ken L. Kenworthy, Jr., our Chief Executive Officer, and his wife, Karen M. Kenworthy, who collectively currently own approximately 4.73% of our outstanding common stock, will not render the Rights exercisable unless they collectively own more than 30% of our common stock.

If a person or group acquires 20% or more of our outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, which is initially $65.00, a number of shares of our common stock having a market value of twice such price. In addition, if we are acquired in a merger or other business combination transaction after a person has acquired 20% or more of our outstanding common stock, each Right will entitle its holder to purchase, at the Right’s then-current exercise price, a number of shares of the acquiring company’s common stock having a market value of twice such price. The acquiring person will not be entitled to exercise these Rights.

Prior to the acquisition by a person or group of beneficial ownership of 20% or more of our common stock, the Rights are redeemable for one cent per Right at the option of our board of directors. The Rights expire on June 1, 2015.

The terms of the Rights Plan may be amended, or the Rights Plan may be terminated, by our board of directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our board of directors may not terminate the Rights Plan or amend the Rights Plan in a way that adversely affects holders of the Rights.

Description of Other Indebtedness

Revolving Bank Credit Facility

We have a secured revolving bank credit facility, which matures on July 15, 2011, and provides for a line of credit of up to $250 million (the “Commitment”), subject to a borrowing base based on a periodic evaluation of oil and gas reserves (the “Borrowing Base”). The amount of credit available at any one time under the credit facility is the lesser of the Borrowing Base or the amount of the Commitment. The loan bears interest at the rate elected by us of either (a) a base rate tied to the greatest of (i) the prime rate as published in The Wall Street Journal plus a margin ranging from 1% to 2% based on the amount of the loan outstanding in relation to the borrowing base, (ii) the federal funds rate plus a margin ranging from 3.25% to 4.75% based on the amount of the loan outstanding in relation to the borrowing base, or (iii) the one-month LIBOR rate plus a margin ranging from 2.75% to 4.25% based on the amount of the loan outstanding in relation to the borrowing base (payable monthly), or (b) the LIBOR rate plus a margin ranging from 2.75% to 4.25% based on the amount of the loan outstanding in relation to the Borrowing Base for a period of one, two or three months (payable at the end of such period).

Principal is payable voluntarily by us or is required to be paid (i) if the loan amount exceeds the Borrowing Base; (ii) if the Lender elects to require periodic payments as a part of a Borrowing Base re-determination; and (iii) at the maturity date of July 15, 2011. We are obligated to pay a facility fee equal to 0.50% per year of the unused portion of the Borrowing Base, payable quarterly. The most recent redetermination by our bank lenders resulted in a reduction of the Borrowing Base from $190 million to $175 million, and our Borrowing Base will be reduced to $140 million upon consummation of the Endeavor Gathering joint venture. The next redetermination of our Borrowing Base by our bank lenders is expected to occur on or before October 31, 2009. Future redeterminations of the Borrowing Base are expected to occur on or before April 30 and October 31 of each year. In connection with this offering, we have entered into an amendment to our revolving bank credit facility to permit the issuance of the notes. The loan is secured by a first mortgage on substantially all of our oil and natural gas properties, a pledge of our ownership of the stock of our subsidiaries, a guaranty from our subsidiaries and a security interest in all of the assets of our subsidiaries.

In addition to customary reporting and compliance requirements, the principal covenants under the revolving bank credit facility are:

•	Maintain a current ratio (as defined in the loan agreement) of not less than 1 to 1;

•	Maintain on a quarterly basis a rolling four quarter ratio of EBITDA to cash interest expense and preferred dividends of not less than 3 to 1;

•	Maintain on a quarterly basis a ratio of total debt to EBITDA of no more than 4 to 1;

•	Maintain a hedging program on mutually acceptable terms whenever the loan amount outstanding exceeds 75% of the Borrowing Base;

•	Pay all accounts payable within 60 days of the due date other than those being contested in good faith;

•	Not incur any other debt other than our Series B Preferred Stock, our $125 million of our 5.00% convertible senior notes due 2013 and the notes offered hereby;

•	Not permit any liens other than those permitted by the loan agreement;

•	Not make any investments, loans or advances other than as permitted by the loan agreement, which includes permitted investment in Diamond Blue Drilling for no more than three drilling rigs;

•	Not engage in any mergers or consolidations or sales of all or substantially all of our assets;

•	Not pay any dividends on common stock or make any other distributions with respect to our common stock, including stock repurchases;

•	Not permit Ken L. Kenworthy Jr. to cease being our chief executive officer, other than by reason of his death or disability if we name a successor acceptable to the lenders within four months;

•	Not permit a person or group (other than existing management) to acquire more than 50% of the outstanding common stock or otherwise suffer a change in control; and

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Not to make any cash or other payments in respect of interest or on account of the conversion, redemption, retirement, purchase, acquisition, cancellation or termination of our 5.00% convertible senior notes due 2013 or the notes offered hereby unless no event of default under the loan agreement exists or the payment would not result in such a default and the borrowing base has not been exceeded, and, with respect to any payments on account of the conversion, redemption, retirement, purchase, acquisition, cancellation or termination of the notes offered hereby, without the prior written consent of our bank lenders.

As of August 31 and September 30, 2009, we notified the lenders under our revolving bank credit facility that we were not in compliance with the covenant to maintain a ratio of total debt to EBITDA of not greater than 4 to 1. We received waivers for the failure to comply with this total debt to EBITDA financial covenant. As of June 30, 2009, we were in compliance with all other financial covenants under the revolving bank credit facility.

As of October 16, 2009, we had $124 million outstanding under the revolving bank credit facility. Our lending bank group consists of Capital One, N.A., BNP Paribas, Union Bank, N.A., Compass Bank, Fortis Capital Corp. and Bank of America, N.A.

As described in “Use of Proceeds,” we will use the proceeds of this offering to pay a portion of the indebtedness currently outstanding under our revolving bank credit facility. We may borrow under the revolving bank credit facility up to the then established Borrowing Base to fund planned capital expenditures and for other general corporate purposes.

Senior Secured Notes

In July 2007, we entered into a Note Purchase Agreement (“Note Agreement”) with The Prudential Insurance Company of America (“Prudential”) providing for the issuance and sale from time to time of up to $100 million in senior secured notes. We sold to Prudential an initial tranche of $30 million of 7.58% Series A fixed rate notes due July 31, 2012, with interest payable quarterly. Proceeds from the sale of the senior secured notes were used for general corporate purposes, including additional funding of drilling and development costs in the Cotton Valley Sands in East Texas. The senior secured notes are secured by a second lien on all of our assets and the assets of our subsidiaries and are guaranteed by our subsidiaries, subject to the terms of an Intercreditor Agreement between our bank lenders and the collateral agent for the senior secured noteholders, including Prudential. We intend to repay all of the outstanding indebtedness under the senior secured notes with a portion of the proceeds from this offering, and we expect to enter into an amendment with Prudential to provide for the terms of such repayment, which will include a prepayment penalty of $4.6 million.

5.00% Convertible Senior Notes Due 2013

In February 2008, we completed a $125 million private placement of 5.00% convertible senior notes due 2013. Net proceeds of approximately $121 million were used to repay amounts outstanding under our revolving bank credit facility and a temporary bridge loan we had obtained from the lenders under the revolving bank credit facility. The 5.00% convertible senior notes due 2013 are governed by an indenture, dated as of February 15, 2008, between us and The Bank of New York Trust Company, N.A., as trustee.

The 5.00% convertible senior notes due 2013 bear interest at a rate of 5.00% per year, payable semiannually in arrears on February 1 and August 1 of each year, beginning August 1, 2008. The 5.00% convertible senior notes due 2013 mature on February 1, 2013, unless earlier converted or repurchased by us. Holders may convert their 5.00% convertible senior notes due 2013 at their option prior to the close of business on the business day immediately preceding November 1, 2012, only under the following circumstances:

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during any fiscal quarter commencing after March 31, 2008, if the last reported sale price of our common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day;

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during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price (as defined below) per $1,000 principal amount of 5.00% convertible senior notes due 2013 for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such day;

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upon the occurrence of a corporate event pursuant to which: (i) we issue rights to all or substantially all of the holders of our common stock entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at a price below the average market price at the time, or (ii) we distribute to all or substantially all of the holders of our common stock our assets, debt securities or rights to purchase our securities, if the distribution has a per share value in excess of 10% of the last reported sale price for our common stock at the time; or

•

if: (i) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act acquires more than 50% of our outstanding voting stock, (ii) we consummate a recapitalization, reclassification or change of our common stock as a result of which our common stock would be converted into or exchanged for stock, other securities, other property or assets, (iii) we consummate a share exchange, consolidation or merger pursuant to which our common stock will be converted into cash, securities or other property, (iv) we consummate any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of our and our subsidiaries’ consolidated assets to any person other than one of our subsidiaries, (v) continuing directors cease to constitute at least a majority of our board of directors, (vi) our shareholders approve any plan or proposal for our liquidation or dissolution, or (vii) our common stock ceases to be listed on a United States national or regional securities exchange (any of the events described in clauses (i) through (vii), a “fundamental change” with respect to the 5.00% convertible senior notes due 2013).

On and after November 1, 2012, until the close of business on the business day immediately preceding the maturity date, holders may convert their 5.00% convertible senior notes due 2013 at any time, regardless of the foregoing circumstances.

Upon conversion, we will satisfy our conversion obligation with respect to the 5.00% convertible senior notes due 2013 by paying and delivering cash for the lesser of the principal amount or the conversion value, and, if the conversion value is in excess of the principal amount, by paying or delivering, at our option, cash and/or shares of our common stock for such excess. The conversion value is a daily value calculated on a proportionate basis for each day of a 60 trading-day observation period.

The conversion rate is initially 30.7692 shares of our common stock per $1,000 principal amount of 5.00% convertible senior notes due 2013 (equivalent to a conversion price of approximately $32.50 per share of common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following any fundamental change with respect to the 5.00% convertible senior notes due 2013 that occurs prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its 5.00% convertible senior notes due 2013 in connection with such a fundamental change in certain circumstances. The increase in the conversion rate is determined based on a formula that takes into consideration our stock price at the time of such fundamental change (ranging from $25.00 to $150.00 per share) and the remaining time to maturity of the 5.00% convertible senior notes due 2013. The increase in the conversion rate ranges from 0% to 30%, increasing as the stock price at the time of the fundamental change with respect to the 5.00% convertible senior notes due 2013 increases from $25.00 and declining as the remaining time to maturity of the 5.00% convertible senior notes due 2013 decreases.

We may not redeem the 5.00% convertible senior notes due 2013 prior to maturity. However, if we undergo a fundamental change with respect to the 5.00% convertible senior notes due 2013, holders may require us to repurchase the 5.00% convertible senior notes due 2013 in whole or in part for cash at a price equal to 100% of the principal amount of the 5.00% convertible senior notes to be repurchased plus any accrued and unpaid interest (including additional interest, if any) to, but excluding, the repurchase date relating to such fundamental change.

The 5.00% convertible senior notes due 2013 are our senior unsecured obligations and rank equally in right of payment to all of our other existing and future senior indebtedness, including the notes offered hereby. The 5.00% convertible senior notes due 2013 are effectively subordinated to all of our secured indebtedness, including indebtedness under our revolving bank credit facility, to the extent of the value of our assets pledged as collateral for such indebtedness. The 5.00% convertible senior notes due 2013 are also effectively subordinated to all liabilities of our subsidiaries, including liabilities under any guarantees they have issued.

Material United States Federal Income and

Estate Tax Considerations

The following is a summary of the material United States federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences of the ownership and disposition of the notes and the shares of common stock into which the notes may be converted as of the date hereof. Except where noted, this summary deals only with a note or share of common stock held as a capital asset (generally, property held for investment) by a holder who purchases the notes on original issuance at their “issue price” (generally, the first price at which a substantial portion of the notes are sold for cash to persons other than bond houses, brokers, or similar organizations acting in the capacity of underwriters, placement agents or wholesalers) and does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income or estate tax laws, including if you are:

•	a dealer in securities;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a U.S. holder (as defined below) whose “functional currency” is not the United States dollar;

•	a partnership or other entity classified as a partnership for United States federal income tax purposes; or

•	a United States expatriate, or a former United States citizen or long-term resident of the United States.

The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and United States Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different than those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances (including state, local or foreign tax considerations).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a note (or of shares of our common stock received upon conversion of the notes) that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of a note or share of common stock (other than a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

If an entity classified as a partnership holds the notes or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding the notes or common stock should consult their own tax advisors.

If you are considering the purchase of the notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under other tax laws, including gift tax laws and the laws of any other taxing jurisdiction.

We have not sought and will not seek any rulings from the Internal Revenue Service (“IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or of the ownership or disposition of shares of the common stock or that any such position would not be sustained.

U.S. Holders

The following discussion is a summary of the material United States federal income tax consequences that will apply to you if you are a U.S. holder of notes or of the shares of common stock.

Payments of Interest

It is expected, and therefore this discussion assumes, that the notes will not be issued with more than a de minimis amount of original issue discount for United States federal income tax purposes. In such case, the stated interest on the notes generally will be taxable to a U.S. holder as ordinary income at the time that it is paid or accrued, in accordance with the U.S. holder’s method of accounting for federal income tax purposes.

Sale, Exchange, Redemption, or Other Disposition of the Notes

Except as provided below under “U.S. Holders—Conversion of the Notes into Common Stock” and “U.S. Holders—Conversion of the Notes into Common Stock and Cash,” you will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference between the amount realized (which does not include amounts received with respect to accrued but unpaid interest which will be taxable as such) upon the sale, exchange, redemption or other disposition and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally be equal to the amount you paid for the note, plus the amount, if any, that you included in income on an adjustment to the conversion ratio of the notes, as described below in “U.S. Holders—Constructive Distributions.” Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If you have held the note for more than one year at the time of disposition, such capital gain will be long-term capital gain. Long-term capital gains of individuals currently are subject to reduced rates of taxation. Your ability to deduct capital losses may be limited.

Conversion of the Notes into Cash

If a U.S. holder converts a note and receives from us solely cash, the holder will recognize gain or loss in the same manner as if such holder had disposed of the note in a taxable disposition as described under “U.S. Holders—Sale, Exchange, Redemption or Other Disposition of the Notes” above.

Conversion of the Notes into Common Stock

The conversion of a note solely into shares of common stock and cash in lieu of fractional shares of common stock will not be a taxable event for United States federal income tax purposes except with respect to cash received in lieu of fractional shares of our common stock and any shares of our common stock attributable to accrued but unpaid interest. The value of any shares of our common stock received that is attributable to accrued but unpaid interest on the converted notes not yet included in income would be taxed as ordinary interest income.

Your tax basis in the shares of common stock received upon a conversion (other than common stock attributable to accrued but unpaid interest, but including any basis allocable to a fractional share) will equal the adjusted tax basis of the note that was converted. Your tax basis in the common stock received with respect to accrued but unpaid interest will equal the fair market value of such stock on the date of conversion.

The receipt of cash in lieu of a fractional share will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and your tax basis in the fractional share). Your tax basis in a fractional share will be determined by allocating your tax basis in the common stock between the common stock received upon conversion and the fractional share, in accordance with their respective fair market values. Your holding period for shares of common stock will include the period during which you held the notes except that the holding period of any common stock received with respect to accrued but unpaid interest will commence on the day after the date of receipt.

If you have held the note for more than one year at the time of conversion, any capital gain you recognize with respect to a fractional share will be long-term capital gain. Long-term capital gains recognized by non-corporate U.S. holders will be subject to reduced tax rates. Your ability to deduct capital losses may be limited.

Conversion of the Notes into Common Stock and Cash

If a U.S. holder converts a note and receives a combination of common stock and cash, we intend to take the position (and the following discussion assumes) that the conversion will be treated as a recapitalization for U.S. federal income tax purposes, although the tax treatment is uncertain.

Assuming such treatment, a U.S. holder will recognize capital gain, but not loss, equal to the excess of the sum of the fair market value of the common stock and cash received (other than amounts attributable to accrued but unpaid interest, which will be treated as such as described under “U.S. Holders—Payments of Interest” above) over the holder’s adjusted tax basis in the note, but in no event will the capital gain recognized exceed the amount of cash received (excluding cash attributable to accrued but unpaid interest or received in lieu of a fractional share).

In such circumstances, a U.S. holder’s adjusted tax basis in the common stock received upon a conversion of a note (other than common stock received with respect to accrued but unpaid interest, but including any basis allocable to a fractional share) will equal the adjusted tax basis of the note that was converted, reduced by the amount of cash received (excluding cash received in lieu of a fractional share and cash attributable to accrued but unpaid interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. holder’s adjusted tax basis in the common stock received with respect to accrued but unpaid interest will equal the fair market value of the stock received.

The receipt of cash in lieu of a fractional share will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. holder’s adjusted tax basis in the fractional share). A U.S. holder’s adjusted tax basis in a fractional share will be determined by allocating the holder’s adjusted tax basis in the common stock between the common stock received upon conversion and the fractional share, in accordance with their respective fair market values.

Any capital gain recognized by U.S. holders upon conversion will be long-term capital gain if at the time of conversion the notes have been held for more than one year. Long-term capital gains recognized by non-corporate U.S. holders will be subject to reduced tax rates.

A U.S. holder’s holding period for common stock received upon conversion will include the period during which such holder held the notes, except that the holding period of any common stock received with respect to accrued but unpaid interest will commence on the day after the date of receipt.

An alternative characterization would treat the cash payment received on conversion as proceeds from a sale of a portion of the note, and would tax the sale portion in the manner described under “U.S. Holders—Sale, Exchange, Redemption or Other Disposition of the Notes” above. Under this alternative characterization, a U.S. holder would not recognize gain or loss with respect to the common stock received (other than stock attributable to accrued but unpaid interest), and the U.S. holder’s holding period for such stock would include the period during which such holder held the notes. In such case, the U.S. holder’s adjusted tax basis in the note would be allocated pro rata between the common stock and cash received, in accordance with their fair market values.

U.S. holders should consult their tax advisors regarding the tax treatment of the receipt of cash and common stock for notes upon conversion.

Possible Effect of a Consolidation or Merger

In certain situations, we may consolidate with or merge into another entity (as described above under “Description of Notes—Consolidation, Merger and Sale of Assets”). Depending on the circumstances, this could result in a deemed exchange of your notes, potentially resulting in the recognition of taxable gain or loss.

Additional Interest

We intend to treat the possibility that we will pay additional interest as described above under “Description of Notes—Events of Default” as a remote or incidental contingency, within the meaning of applicable Treasury regulations that would not cause the notes to be treated as contingent payment debt instruments. Accordingly, if an additional amount becomes payable, we believe that it will be taxable to a U.S. holder as ordinary interest income at the time that it is paid or accrued in accordance with such holder’s method of accounting for federal income tax purposes. Our determination regarding such contingency is binding on each U.S. holder unless the U.S. holder explicitly discloses in the manner required by applicable Treasury regulations that its determination is different from ours. If the IRS takes a different position, however, a U.S. holder may be required to accrue interest income based on a “comparable yield,” regardless of the holder’s method of accounting. Such yield would be higher than the stated coupon on the notes. In addition any gain on the sale exchange, retirement or other disposition of the notes (including any gain realized on the conversion of the notes) would be recharacterized as ordinary income.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances as described in “Description of Notes—Conversion Rights—Conversion Rate Adjustments” and “Description of Notes—Conversion Rights—Adjustments to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change.” Under Section 305(c) of the Code and applicable Treasury regulations, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings and profits may in some circumstances result in a deemed distribution to you. If we were to make a distribution of cash or property to shareholders (but generally not stock dividends or rights to subscribe for our common stock) and the conversion rate of the notes were increased pursuant to the anti-dilution provisions of the indenture, such increase would be deemed to be a distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and in “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change”) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of the notes may be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code, as discussed below under “U.S. Holders—Dividends.” However, it is unclear whether such deemed distributions would be eligible for the reduced tax rate applicable to certain dividends paid to non-corporate holders or for the dividends-received deduction applicable to certain dividends paid to corporate holders. U.S. holders should consult their tax advisors as to the tax consequences of receiving constructive dividends.

Dividends

Distributions, if any, made on our common stock, other than certain pro rata distributions of common shares, will be included in income as ordinary dividend income when received to the extent paid out of our current or accumulated earnings and profits. However, with respect to individuals, for taxable years beginning before January 1, 2011, such dividends are generally taxed at the lower applicable long-term capital gains rate, provided certain holding period and other applicable requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporation will be eligible for a dividends-received deduction, subject to applicable limitations.

Sale, Exchange, Redemption or Other Taxable Disposition of Common Stock

Upon the sale, taxable exchange, redemption or other taxable disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by individual holders currently are subject to a reduced rate of United States federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to you unless you are an exempt recipient such as a corporation. Backup withholding will apply to those payments if you fail to provide your taxpayer identification number, or certification of exempt status, or if you otherwise fail to comply with applicable requirements to establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The following is a summary of the United States federal tax consequences that will apply to you if you are a non-U.S. holder of the notes or shares of common stock but does not address the United States federal income tax consequences to non-U.S. holders subject to special treatment under the Code, such as “controlled foreign corporations,” “passive foreign investment companies,” or foreign corporations that accumulate earnings to avoid United States federal income tax.

Payments of Interest

Subject to the discussion below concerning backup withholding under the “portfolio interest exemption” the 30% United States federal withholding tax (or lower applicable income tax treaty rate) will not apply to any payment to you of interest on a note that is not effectively connected with the conduct of a trade or business in the United States provided that:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock;

•	you are not a controlled foreign corporation that is related to us actually or constructively through stock ownership;

•

either (a) you provide your name and address on a properly executed IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to 30% United States federal withholding, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with your conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment, then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided you furnish a properly executed IRS Form W-8ECI) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Dividends and Constructive Dividends

Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate including, without limitation, adjustments in respect of taxable dividends to holders of our common stock, see “U.S. Holders—Constructive Distributions” above) will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). Any withholding tax on deemed dividends may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to you. If you are subject to withholding tax under such circumstances, you should consult your own tax advisor as to whether you can obtain a refund for all or a portion of the withholding tax. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed IRS Form W-8BEN certifying your entitlement to benefits under an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where an income tax treaty applies, are attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. You will be required to provide a properly executed IRS Form W-8ECI in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange, Redemption, Conversion or Other Disposition of Notes or Shares of Common Stock

Subject to the discussion below concerning backup withholding, any gain recognized on the sale, exchange, redemption, conversion or other disposition of notes or shares of common stock generally will not be subject to United States federal income tax unless:

•

that gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation,” or a USRPHC, for United States federal income tax purposes (i.e., a domestic corporation whose trade or business and real property assets consist primarily of “United States real property interests”).

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, exchange, redemption, conversion or other taxable disposition under regular graduated United States federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, exchange, redemption, conversion or other taxable disposition, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If you are a foreign corporation that falls under the first bullet point above, you will be subject to tax on your net gain in the same manner as if you were a United States person as defined under the Code and, in addition, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

With respect to the third bullet point above, we believe that we currently are, and expect to be for the foreseeable future, a USRPHC. However, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will not recognize taxable gain, if any, on a sale, exchange, redemption, conversion or other taxable disposition of the notes or our common stock under the third bullet point above unless:

•

the non-U.S. holder recognizes gain on the sale, exchange, redemption, conversion or other taxable disposition of our common stock, and actually or constructively owns more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for the common stock;

•

the non-U.S. holder recognizes gain on the sale, exchange, redemption, conversion or other taxable disposition of the notes, the notes are considered to be regularly traded on an established securities market, and the non-U.S. holder actually or constructively owns more than 5% of such notes at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for the notes; or

•

the non-U.S. holder recognizes gain on the sale, exchange, redemption, conversion or other taxable disposition of the notes, the notes are not considered to be regularly traded on an established securities market, and, as of the latest date that the non-U.S. holder acquired any of the notes, the fair market value of all notes held by the non-U.S. holder had a fair market value greater than 5% of the fair market value of our common stock.

If any of the three bullets immediately described above applies to a non-U.S. holder of our common stock and/or notes, then the gain recognized by a non-U.S. holder on the sale, exchange, redemption, conversion, if applicable, or other disposition of our common stock or notes would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at applicable graduated U.S. federal income tax rates in much the same manner as applicable to U.S. persons. In addition, if the notes or our common stock was not considered to be regularly traded on an established securities market, a non-U.S. holder could also be subject to withholding tax at a 10% rate with respect to the gross proceeds realized with respect to the sale, exchange, redemption, conversion or other disposition of the notes or our common stock. Non-U.S. holders described in this paragraph are urged to consult their own tax advisors in determining the U.S. tax consequences of their investment in the notes or our common stock.

Any cash or stock which you receive on the sale, exchange, redemption, conversion or other taxable disposition of a note which is attributable to accrued but unpaid interest will be subject to United States federal income tax in accordance with the rules for taxation of interest described above under “Non U.S. Holders—Payments of Interest.”

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on the notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest exemption” described above under “Non U.S. Holders—Payments of Interest” without regard to the statement requirement described in the last bullet point of that section. However, shares of common stock held by you or an entity the property of which is potentially includible in your gross estate for United States federal estate tax purposes at the time of your death will be treated as United States situs property subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest and dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest or dividends that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, and we have received from you the statement described above in the last bullet point under “Non U.S. Holders—Payments of Interest.”

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a note made within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described in the last bullet point under “Non U.S. Holders—Payments of Interest” and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is properly furnished to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE SHARES OF COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE FOR ANY

PARTICULAR INVESTOR. ACCORDINGLY, EACH INVESTOR IS URGED TO CONSULT THAT INVESTOR’S OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF ACQUIRING, OWNING AND DISPOSING OF THE NOTES AND THE SHARES OF COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated October             , 2009, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective principal amounts of the notes:

Underwriter	Principal Amount of Notes
Credit Suisse Securities (USA) LLC	$
Jefferies & Company, Inc.	$
Capital One Southcoast, Inc.	$

Total		$70,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the notes in the offering if any are purchased, other than those notes covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an additional $10.5 million aggregate principal amount of notes at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the notes.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $             per note. After the initial public offering, the representative may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Note		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any additional debt securities, notes or shares of our common stock or securities convertible into or exchangeable or exercisable for any notes or shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, except issuances pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options and the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any notes or shares of our common stock or securities convertible into or exchangeable or exercisable for any notes or shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus. Notwithstanding the above, each of our four non-employee directors may sell up to 1,000 shares of our common stock during the “lock-up” period. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $250,000.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the principal amount of the notes over-allotted by the underwriters is not greater than the principal amount of the notes that they may purchase in the over-allotment option. In a naked short position, the principal amount of the notes involved is greater than the principal amount of the notes in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing notes in the open market.

•

Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of notes to close out the short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the over-allotment option. If the underwriters sell more notes than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the notes who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the notes until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate securities to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Capital One, National Association, an affiliate of Capital One Southcoast, Inc., acts as administrative agent, arranger, bookrunner and lender under our revolving bank credit facility, and will receive a portion of the proceeds from this offering as a result of our repayment of the outstanding indebtedness under our revolving bank credit facility. As the amount that would be received by Capital One, National Association would represent more than five percent of the net proceeds of this offering, Capital One Southcoast, Inc. may be deemed to have a “conflict of interest” with us under NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc.

Certain of the underwriters, including Jefferies & Company, Inc., and their respective affiliates have, from time to time, performed, and may in the future perform investment banking, financial advisory and lending services for us and our affiliates for which they will receive customary fees and expenses.

In connection with our February 2008 offering of 5.00% convertible senior notes due 2013, we also entered into a share lending agreement with an affiliate (the “share borrower”) of Jefferies & Company, Inc. pursuant to which we agreed to lend up to 3,846,150 shares of our common stock to the share borrower, of which 2,140,000 shares of our common stock were sold in February 2008 in a fixed price offering and up to 1,706,150 additional shares of our common stock may be sold in at-the-market offerings following the fixed price offering, both of which offerings are registered under the Securities Act. In February 2008, we loaned 600,000 of the at-the-market shares; in March 2008, we loaned an additional 500,000 of the at-the-market shares; and in June 2008, we loaned another 200,000 of the at-the-market shares. In September 2009, the share borrower returned to us 300,000 of the borrowed shares which were subsequently retired. To the extent we lend any additional shares to the share borrower, the share borrower will sell those additional shares to the public in an offering registered under the Securities Act.

Jefferies & Company, Inc. informed us that it, or its affiliates, used the short position created by the sale of our common stock in the fixed price offering to facilitate transactions by which investors in our 5.00% convertible senior notes due 2013 may hedge their investment through privately negotiated derivative transactions (the “share loan hedges”). The share loan hedges are expected to unwind during an applicable observation period immediately prior to the maturity, repurchase or conversion of our 5.00% convertible senior notes due 2013 and to terminate on the last trading day of such observation period. During any period immediately prior to the maturity, repurchase or conversion of our 5.00% convertible senior notes due 2013, the share borrower, or its affiliates, and its counterparties to share loan hedges may engage in sales and purchases of our common stock in connection with the hedging of their investment in our 5.00% convertible senior notes due 2013.

NOTICE TO EUROPEAN ECONOMIC AREA RESIDENTS

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, an offer of notes to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that

Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public of notes may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining prior consent of the manager for any such offer;

provided that no such offer of notes shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression “an offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in the Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO UNITED KINGDOM RESIDENTS

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) has only been communicated or cause to be communicated and will only be communicated or caused to be communicated in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the notes in, from or otherwise involving the United Kingdom. This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together, we refer to as relevant persons). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Legal Matters

The validity of the notes offered hereby and certain other legal matters relating to this offering will be passed upon for us by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma. In rendering its opinion on the validity of the notes offered hereby, Crowe & Dunlevy will rely on the opinion of Davis Polk & Wardwell LLP with respect to matters of New York law. Certain legal matters related to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

Our consolidated financial statements as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008, respectively, incorporated by reference in this prospectus supplement have been audited by Smith, Carney & Co., p.c., an independent registered public accounting firm, as stated in their report appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, and have been so included in reliance upon the report of such firm given upon its principals’ authority as experts in accounting and auditing.

The historical reserve information as of December 31, 2008, prepared by MHA Petroleum Consultants, Inc., referred to in this prospectus supplement has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

Certain Technical Terms

The terms whose meanings are explained in this section are used throughout this document:

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

BBtu. Billion Btus.

Bcf. Billion cubic feet.

Bcfe. Billion cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

Btu. British thermal unit, which is the heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development Location. A location on which a development well can be drilled.

Development Well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

Drilling Unit. An area specified by governmental regulations or orders or by voluntary agreement for the drilling of a well to a specified formation or formations which may combine several smaller tracts or subdivides a large tract, and within which there is usually some right to share in production or expense by agreement or by operation of law.

Dry Hole. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Estimated Future Net Revenues. Estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, future development costs, and future abandonment costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization.

Exploratory Well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Finding and Development Costs. The total costs incurred for exploration and development activities (excluding exploratory drilling in progress and drilling inventories), divided by total proved reserve additions. To the extent any portion of the proved reserve additions consist of proved undeveloped reserves, additional costs would have to be incurred in order for such proved undeveloped reserves to be produced. This measure may differ from the measure used by other oil and natural gas companies.

Frac Stages. The various stages of fracture stimulation treatments on a lateral well.

Gross Acre. An acre in which a working interest is owned.

Gross Well. A well in which a working interest is owned.

Infill Drilling. Drilling for the development and production of proved undeveloped reserves that lie within an area bounded by producing wells.

Injection Well. A well which is used to place liquids or gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field or productive horizons.

IP Rate. The highest 24-hour rate of production for a single well.

Lease Operating Expense. All direct costs associated with and necessary to operate a producing property.

MBbls. Thousand barrels.

MBtu. Thousand Btus.

Mcf. Thousand cubic feet.

Mcfe. Thousand cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

Mcfpd. Thousand cubic feet per day.

MMBbls. Million barrels.

MMBtu. Million Btus.

MMcf. Million cubic feet.

MMcfe. Million cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

Natural Gas Liquids. Liquid hydrocarbons which have been extracted from natural gas (e.g., ethane, propane, butane and natural gasoline).

Net Acres or Net Wells. The sum of the fractional working interests owned in gross acres or gross wells.

NYMEX. New York Mercantile Exchange.

Operator. The individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease, usually pursuant to the terms of a joint operating agreement among the various parties owning the working interest in the well.

Present Value. When used with respect to oil and natural gas reserves, present value means the Estimated Future Net Revenues discounted using an annual discount rate of 10%.

Productive Well. A well that is producing oil or gas or that is capable of production.

Proved Developed Reserves. Proved reserves are expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by pilot project or after the operation of an installed program as confirmed through production response that increased recovery will be achieved.

Proved Reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions; i.e., prices and costs as of the date the estimate is made. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Proved Undeveloped Reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances can estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Royalty. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale), but generally does not require the owners to pay any portion of the costs of drilling or operating wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of a leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with the transfer to a subsequent owner.

Secondary Recovery. An artificial method or process used to restore or increase production from a reservoir after the primary production by the natural producing mechanism and reservoir pressure has experienced partial depletion. Gas injection and water flooding are examples of this technique.

Undeveloped Acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Waterflood. A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and force oil toward and into the producing wells.

Working Interest. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

Workover. To carry out remedial operations on a productive well with the intention of restoring or increasing production.

GMX RESOURCES INC.

$500,000,000

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Warrants

Guarantees

Units

We may offer and sell the securities listed above from time to time in one or more offerings in one or more classes or series. Any debt securities we issue under this prospectus may be guaranteed by one or more of our subsidiaries.

The aggregate initial offering price of the securities that we will offer will not exceed $500,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings. The securities may be offered separately or together in any combination or as a separate series.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering and the terms of the securities being offered, including any guarantees by our subsidiaries. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

We may sell these securities directly or through agents, underwriters or dealers, or through a combination of these methods. See “Plan of Distribution.” The prospectus supplement will list any agents, underwriters or dealers that may be involved and the compensation they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling the securities being offered, after the expenses of the offering. You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.

Investing in our securities involves risks. You should read this prospectus and any prospectus supplement carefully before you invest, including the “Risk Factors” beginning on page 4 of this prospectus.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “GMXR.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 25, 2008

You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “GMX,” “we” or “our” are to GMX Resources Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges. Also, using our website, http://www.gmxresources.com, you can access electronic copies of documents we file with the SEC, including the registration statement of which this prospectus is a part, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our principal executive office, which is 9400 North Broadway, Suite 600, Oklahoma City, OK 73114, (405) 600-0711.

We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of these securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can get a copy of the registration statement, at prescribed rates, from the SEC at the address listed above.

INCORPORATION BY REFERENCE

The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents we filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 14, 2008;

•	our Current Report on Form 8-K filed with the SEC on April 7, 2008;

•	our Current Report on Form 8-K filed with the SEC on March 5, 2008;

•	our Current Report on Form 8-K filed with the SEC on February 15, 2008;

•	our Current Report on Form 8-K filed with the SEC on February 11, 2008;

•	our Current Report on Forms 8-K and 8-K/A filed with the SEC on February 1, 2008;

•	our Current Report on Form 8-K filed with the SEC on January 25, 2008;

•	our Current Report on Form 8-K filed with the SEC on January 23, 2008;

•	our Current Report on Form 8-K filed with the SEC on January 8, 2008;

•

the description of our common stock and preferred stock purchase rights contained in our Registration Statements on Forms 8-A12G, filed with the SEC on February 8, 2001 (as amended on February 13, 2001, May 18, 2005 and February 21, 2008), including any amendments or reports filed for the purpose of updating such description; and

•

the description of our Series B Preferred Stock contained in our Registration Statement on Form 8-A12B filed with the SEC on August 8, 2006, including any amendments or reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this prospectus and does not constitute a part hereof.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information that we elect to furnish, but not file, or furnish, but do not file, with the SEC in accordance with SEC rules and regulations) subsequent to the date of this prospectus and prior to the termination of the offering of the securities shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus at no cost to the requestor. Inquiries should be directed to: Michael Rohleder, Vice-President, Corporate Development and Investor Relations, 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114, (405) 600-0711.

FORWARD-LOOKING STATEMENTS

All statements made in this prospectus other than purely historical information are “forwardlooking statements” within the meaning of the federal securities laws. These statements reflect expectations and are based on historical operating trends, proved reserve positions and other currently available information. Forward-looking statements include statements regarding future plans and objectives, future exploration and development expenditures and number and location of planned wells and statements regarding the quality of our properties and potential reserve and production levels. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. Except as otherwise specifically indicated, these statements assume that no significant changes will occur in the operating environment for oil and natural gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

The forward-looking statements in this prospectus are subject to all the risks and uncertainties that are described in this document. We may also make material acquisitions or divestitures or enter into financing transactions. None of these events can be predicted with certainty and are not taken into consideration in the forward-looking statements.

For all of these reasons, actual results may vary materially from the forward-looking statements, and we cannot assure you that the assumptions used are necessarily the most likely. We will not necessarily update any forward-looking statements to reflect events or circumstances occurring after the date the statement is made except as may be required by federal securities laws.

There are a number of risks that may affect our future operating results and financial condition. These are described below, beginning on page 4.

THE COMPANY

GMX Resources Inc. is a “pure play” independent oil and natural gas exploration and production company focused on the development of unconventional Cotton Valley natural gas sands in the Sabine Uplift of the Carthage, North Field of Harrison and Panola counties of East Texas.

Our principal executive office is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma, 73114 and our telephone number is (405) 600-0711.

RISK FACTORS

Your investment in our securities involves risks. You should carefully consider, in addition to the other information contained in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement, the risks described below before deciding whether an investment in our securities is appropriate for you.

The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to GMX

The loss of our President or other key personnel could adversely affect us.

We depend to a large extent on the efforts and continued employment of Ken L. Kenworthy, Jr., our President and Chief Executive Officer. The loss of his services could adversely affect our business. In addition, if Mr. Kenworthy resigns or we terminate him as our president, we would be in default under our revolving bank credit facility, and we would also be required to offer to repurchase all of our secured notes and outstanding Series B Preferred Stock. If Mr. Kenworthy dies or becomes disabled, we would be required to offer to repurchase all of our outstanding Series B Preferred Stock, and unless we appoint a successor acceptable to our secured creditors within four months of Mr. Kenworthy’s death or disability, we would also be in default under our revolving bank credit facility and required to offer to repurchase all of our secured notes.

Our wells produce oil and natural gas at a relatively slow rate.

We expect that our existing wells and other wells that we plan to drill on our existing properties will produce the oil and natural gas constituting the reserves associated with those wells over a period of between 15 and 70 years. By contrast, natural gas wells located in other areas of the United States, such as offshore Gulf coast wells, may produce all of their reserves in a shorter period, for example, four to seven years. Because of the relatively slow rates of production of our wells, our reserves will be affected by long term changes in oil or gas prices or both, and we will be limited in our ability to anticipate any price declines by increasing rates of production. We may hedge our reserve position by selling oil and natural gas forward for limited periods of time, but we do not anticipate that, in declining markets, the price of any such forward sales will be attractive.

Our future performance depends upon our ability to obtain capital to find or acquire additional oil and natural gas reserves that are economically recoverable.

Unless we successfully replace the reserves that we produce, our reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flows from operations. The business of exploring for, developing or acquiring reserves is capital intensive. Our ability to make the necessary capital investment to maintain or expand our oil and natural gas reserves is limited by our relatively small size. Further, our East Texas joint development partner, Penn Virginia Oil & Gas, L.P., may propose drilling that would require more capital than we have available from cash flow from operations or our revolving bank credit facility.

In such case, we would be required to seek additional sources of financing or limit our participation in the additional drilling. In addition, our drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reserves will be encountered.

We have not paid dividends and do not anticipate paying any dividends on our common stock in the foreseeable future.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends on our common stock will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and other factors. The declaration and payment of any future dividends on our common stock is currently prohibited by our revolving bank credit facility and secured note agreement and may be similarly restricted in the future.

Hedging our production may result in losses or limit potential gains.

We enter into hedging arrangements to limit our risk to decreases in commodity prices and as required under our secured note agreement. Hedging arrangements expose us to risk of financial loss in some circumstances, including the following:

•	production is less than expected;

•	the counter-party to the hedging contract defaults on its contact obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for oil and natural gas. If we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in oil and natural gas prices than our competitors, who may or may not engage in hedging arrangements.

Our revolving bank credit facility and secured note agreement contain certain covenants that may inhibit our ability to make certain investments, incur additional indebtedness and engage in certain other transactions, which could adversely affect our ability to meet our future goals. If our revolving bank credit facility or our secured note agreement were to be accelerated, we may not have sufficient liquidity to repay our indebtedness in full.

Our revolving bank credit facility and secured note agreement each include certain covenants that, among other things, restrict:

•	our investments, loans and advances and the paying of dividends on common stock and other restricted payments;

•	our incurrence of additional indebtedness;

•	the granting of liens, other than liens created pursuant to the credit facility and certain permitted liens;

•	mergers, consolidations and sales of all or substantial part of our business or properties; and

•	the hedging, forward sale or swap of our production of crude oil or natural gas or other commodities.

Our revolving bank credit facility and secured note agreement require us to maintain certain financial ratios, such as leverage ratios. All of these restrictive covenants may restrict our ability to expend or pursue our business strategies. Our ability to comply with these and other provisions of our credit facility and secured note agreement may be impacted by changes in economic or business conditions, results of operations or events beyond our control. The breach of any of these covenants could result in a default under our credit facility and secured note agreement, in which case, depending on the actions taken by the lenders thereunder or their successors or assignees, such lenders could elect to declare all amounts borrowed under our revolving bank credit facility and secured note agreement, together with accrued interest, to be due and payable. If we were unable to repay such borrowings or interest, our lenders could proceed against their collateral. If the indebtedness under our revolving bank credit facility or secured note agreement were to be accelerated, our convertible senior notes due 2013 would also be accelerated and we may not have sufficient liquidity to repay our indebtedness in full.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business and stock price.

We have evaluated our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We have performed the system and process evaluation and testing required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As of December 31, 2006, we were required to comply with Section 404. Upon completion of this process, we did not identify control deficiencies under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. Failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our consolidated financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

Delays in development or production curtailment affecting our material properties may adversely affect our financial position and results of operations.

The size of our operations and our capital expenditure budget limits the number of wells that we can develop in any given year. Complications in the development of any single material well may result in a material adverse affect on our financial condition and results of operations. If we were to experience operational problems resulting in the curtailment of production in a material number of our wells, our total production levels would be adversely affected, which would have a material adverse affect on our financial condition and results of operations.

A majority of our production, revenue and cash flow from operating activities is derived from assets that are concentrated in a geographic area.

Approximately 99% of our estimated proved reserves at December 31, 2007 and a similar percentage of our production during 2007 were associated with our East Texas wells. Accordingly, if the level of production from these properties substantially declines, it could have a material adverse effect on our overall production level and our revenue.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and have an adverse effect on the market price of our equity securities.

Risks Related to the Oil and Natural Gas Industry

A substantial decrease in oil and natural gas prices would have a material impact on us.

Oil and natural gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow. Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and natural gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow under our revolving bank credit facility is subject to periodic redeterminations based on the valuation by our banks of our oil and natural gas reserves, which will depend on oil and natural gas prices used by our banks at the time of determination. In addition, we may have full-cost ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile. Wide fluctuations in oil and natural gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and natural gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil and natural gas producing regions; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and natural gas prices do not necessarily move in tandem. Because approximately 94% of our reserves at December 31, 2007 are natural gas reserves, we are more affected by movements in natural gas prices.

We may encounter difficulty in obtaining equipment and services.

Higher oil and natural gas prices and increased oil and natural gas drilling activity generally stimulate increased demand and result in increased prices and unavailability for drilling rigs, crews, associated supplies, equipment and services. While we have recently been successful in acquiring or contracting for services, we could experience difficulty obtaining drilling rigs, crews, associated supplies, equipment and services in the future. These shortages could also result in increased costs or delays in timing of anticipated development or cause interests in oil and natural gas leases to lapse. We cannot be certain that we will be able to implement our drilling plans or at costs that will be as estimated or acceptable to us.

Estimates of proved natural gas and oil reserves and present value of proved reserves are not precise.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The reserve data included in this report represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering and geological interpretation, and judgment. As a result, estimates of different engineers often vary. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates. Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

Quantities of proved reserves are estimated based on economic conditions, including oil and natural gas prices in existence at the date of assessment. A reduction in oil and natural gas prices not only would reduce the value of any proved reserves, but also might reduce the amount of oil and natural gas that could be economically produced, thereby reducing the quantity of reserves. Our reserves and future cash flows may be subject to revisions, based upon changes in economic conditions, including oil and natural gas prices, as well as due to production results, results of future development, operating and development costs, and other factors. Downward revisions of our reserves could have an adverse affect on our financial condition and operating results.

At December 31, 2007, approximately 64% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures of $555.7 million to develop these reserves, including $154.1 million in 2008. However, these estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

We may incur write-downs of the net book values of our oil and natural gas properties that would adversely affect our shareholders’ equity and earnings.

The full cost method of accounting, which we follow, requires that we periodically compare the net book value of our oil and natural gas properties, less related deferred income taxes, to a calculated “ceiling.” The ceiling is the estimated after-tax present value of the future net revenues from proved reserves using a 10% annual discount rate and using constant prices and costs. Any excess of net book value of oil and natural gas properties is written off as an expense and may not be reversed in subsequent periods even though higher oil and natural gas prices may have increased the ceiling in these future periods. A write-off constitutes a charge to earnings and reduces shareholders’ equity, but does not impact our cash flows from operating activities. Future write-offs may occur which would have a material adverse effect on our net income in the period taken, but would not affect our cash flows. Even though such write-offs do not affect cash flow, they can be expected to have an adverse effect on the price of our publicly traded securities.

Operational risks in our business are numerous and could materially impact us.

Our operations involve operational risks and uncertainties associated with drilling for, and production and transportation of, oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed or canceled as a result of numerous factors, including:

•	the presence of unanticipated pressure or irregularities in formations;

•	accidents;

•	title problems;

•	weather conditions;

•	compliance with governmental requirements;

•	shortages or delays in the delivery of equipment;

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation and penalties; and

•	other losses resulting in suspension of our operations.

In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above with a general liability and commercial umbrella policy. We do not maintain insurance for damages arising out of exposure to radioactive material. Even in the case of risks against which we are insured, our policies are subject to limitations and exceptions that could cause us to be unprotected against some or all of the risk. The occurrence of an uninsured loss could have a material adverse effect on our financial condition or results of operations.

Governmental regulations could adversely affect our business.

Our business is subject to certain federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. These laws and regulations have increased the costs of our operations. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business.

Environmental liabilities could adversely affect our business.

In the event of a release of oil, natural gas or other pollutants from our operations into the environment, we could incur liability for any and all consequences of such release, including personal injuries, property damage, cleanup costs and governmental fines. We could potentially discharge these materials into the environment in several ways, including:

•	from a well or drilling equipment at a drill site;

•	leakage from gathering systems, pipelines, transportation facilities and storage tanks;

•	damage to oil and natural gas wells resulting from accidents during normal operations; and

•	blowouts, cratering and explosions.

In addition, because we may acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators.

Additional liabilities could also arise from continuing violations or contamination that we have not yet discovered relating to the acquired properties or our other properties.

To the extent we incur any environmental liabilities, it could adversely affect our results of operations or financial condition.

Competition in the oil and natural gas industry is intense, and we are smaller than many of our competitors.

We compete with major integrated oil and natural gas companies and independent oil and natural gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Risks Related to Our Common Stock

Shares eligible for future sale may depress our stock price.

As of March 10, 2008, we had 16,019,136 shares of common stock outstanding of which 2,395,953 shares were held by affiliates (in addition, 574,000 shares of common stock were subject to outstanding options granted under our stock option plan of which 114,500 shares were vested as of December 31, 2007). All of the shares of common stock held by our affiliates are restricted or control securities eligible for resale under Rule 144 promulgated under the Securities Act. The shares of our common stock issuable upon exercise of the stock options have been registered under the Securities Act. In addition, we have agreed to register for public offering up to 3,846,150 shares of our common stock that may be borrowed under the share lending agreement entered into in February 2008 concurrently with the pricing of the convertible senior notes due 2013. Shares that we lend under the share lending agreement may be returned to us by the share borrower and reborrowed during the term of the share lending agreement. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

The price of our common stock has been volatile and could continue to fluctuate substantially.

Our common stock is traded on The NASDAQ Global Select Market. The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

•	fluctuations in commodity prices;

•	variations in results of operations;

•	legislative or regulatory changes;

•	general trends in the industry;

•	market conditions; and

•	analysts’ estimates and other events in the natural gas and crude oil industry.

Future issuance of additional shares of our common stock could cause dilution of ownership interests and adversely affect our stock price.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our shareholders. We are currently authorized to issue 50,000,000 shares of common stock on such terms as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our preferred stock or other securities that are convertible into or exercisable for common stock for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

The issuance of our common stock pursuant to a share lending agreement, including sales of the shares that we will lend, and other market activity related to the share lending agreement may lower the market price of our common stock.

In connection with our offering of convertible senior notes in February 2008, we entered into a share lending agreement with an affiliate (the “share borrower”) of Jefferies & Company, Inc., one of the initial purchasers of the notes. We agreed to lend up to 3,846,150 shares of our common stock to the share borrower, of which 2,140,000 shares of our common stock were sold in February 2008 in a fixed price offering and up to 1,706,150 additional shares of our common stock may be sold in an at-the-market offering following the fixed price offering, both offerings registered under the Securities Act. In February 2008, we loaned 600,000 of the at-the-market shares, and in March 2008, we loaned an additional 500,000 of the at-the-market shares. To the extent we lend any additional shares to the share borrower, the share borrower will sell those additional shares to the public in an offering registered under the Securities Act.

Jefferies & Company, Inc. informed us that it, or its affiliates, used the short position created by the sale of our common stock in the fixed price offering to facilitate transactions by which investors in the notes may hedge their investment in the notes through privately negotiated derivative transactions (the “share loan hedges”). The share loan hedges are expected to unwind during an applicable observation period immediately prior to the maturity, repurchase or conversion of our convertible senior notes and to terminate on the last trading day of such observation period.

The increase in the number of outstanding shares of our common stock issued pursuant to the share lending agreement and sales of the borrowed shares could have a negative effect on the market price of our common stock. The market price of our common stock also could be negatively affected by other short sales of our common stock by purchasers of our convertible senior notes to hedge their investment in the convertible senior notes from time to time. During any period immediately prior to the maturity, repurchase or conversion of our convertible senior notes, the share borrower, or its affiliates, and its counterparties to share loan hedges may engage in sales and purchases of our common stock in connection with the unwinding of the share loan hedges. In addition, during the term of the share loan hedges the counterparties thereto may engage in purchases or sales of shares of our common stock in connection with the hedging of their investment in our convertible senior notes. We cannot predict with certainty the effect, if any, that these future sales and purchases of our common stock will have on the market price of our common stock. However, sales of our common stock during such periods, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our existing preferred stock has greater rights than our common stock, and we may issue additional preferred stock in the future.

We have one series of preferred stock outstanding. Although we have no current plans, arrangements, understandings or agreements to issue any additional preferred stock, our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Our existing preferred stock and any future preferred stock may also rank ahead of our common stock in terms of dividends and liquidation rights. If we issue additional preferred stock, it may adversely affect the market price of our common stock. In addition, the issuance of convertible preferred stock may encourage short selling by market participants because the conversion of convertible preferred stock could depress the price of our common stock.

Our common stock is an unsecured equity interest in our company.

As an equity interest, our common stock is not secured by any of our assets. Therefore, in the event we are liquidated, the holders of our common stock will receive a distribution only after all of our secured and unsecured creditors have been paid in full. There can be no assurance that we will have sufficient assets after paying our secured and unsecured creditors to make any distribution to the holders of our common stock.

Anti-takeover provisions in our organizational documents, our convertible senior notes, other outstanding debt and Oklahoma law could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our certificate of incorporation, bylaws and Oklahoma law may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	a shareholder rights plan;

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	prohibiting shareholders from amending our bylaws.

In addition, a change in control is an event of default under our revolving bank credit facility, and a change in control also requires us to offer to purchase our senior secured notes, our Series B Preferred Stock and our convertible senior notes.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

USE OF PROCEEDS

Unless we have indicated otherwise in the accompanying prospectus supplement, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes, including working capital, repayment or reduction of debt, capital expenditures, and acquisitions of additional oil and gas properties.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference herein.

	Years Ended December 31,
	2003	2004	2005	2006	2007
Earnings to fixed charges*	2.2	2.6	25.7	13.0	6.9

*	Earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expenses and amortization of deferred financing fees.

DESCRIPTION OF DEBT SECURITIES

The following description of debt securities sets forth certain general terms and provisions of the debt securities to which this prospectus and any prospectus supplement may relate. The particular terms of any series of debt securities and the extent to which the general provisions may apply to a particular series of debt securities will be described in a prospectus supplement relating to that series. The debt securities will be issued under one or more separate indentures between us and a trustee to be named in the prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together the senior indenture and the subordinated indenture are called indentures.

Because we have included only a summary of the indenture terms, you must read the indentures in full to understand every detail of the terms of the debt securities. The summary is not complete. The forms of the indentures have been filed as exhibits to the registration statement to which this prospectus relates and you should read the indentures for provisions that may be important to you.

As used in this section of the prospectus and under the caption “Description of Capital Stock,” the terms “we,” “our” and “us” mean GMX Resources Inc. only, and not its subsidiaries.

General

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to certain of our debt, as described in the subordinated securities themselves or under the supplemental indenture under which they are issued.

We conduct some of our operations through our subsidiaries. To the extent of such operations, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred shareholders, except to the extent that we may ourselves be a creditor with recognized and unsubordinated claims against any subsidiary.

If specified in the prospectus supplement, the debt securities will be general obligations of our subsidiaries that execute subsidiary guarantees. Unless otherwise specified in the prospectus supplement, such subsidiary guarantees will be unsecured obligations. See “- Subsidiary Guarantees.”

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

Each prospectus supplement will describe the following terms of the offered debt securities:

•	the title and type of the debt securities;

•	any limit upon the total principal amount of the debt securities;

•	the dates on which the principal and premium (if any) of the debt securities will be payable;

•	the interest rate or rates, or the method of determination thereof, that the debt securities will bear and the interest payment dates for the debt securities;

•	places where payments of the principal, premium, if any, and interest may be made on the debt securities;

•	any optional redemption periods;

•	any subordination and the terms thereof;

•	any sinking fund, amortization or other provisions that would obligate us to redeem, repurchase or repay some or all of the debt securities;

•

if other than US dollars, the currency or currencies, or the form of other securities or property in which principal of (and premium, if any) and/or interest on the debt securities will or may be payable;

•	any index or other method used to determine the amount of payment of principal of (and premium, if any) and/or interest on the debt securities;

•	whether any portion of the principal amount of such debt securities is payable upon declaration of the acceleration of the maturity thereof;

•	any additional means of satisfaction or discharge of the debt securities;

•	whether our subsidiaries will provide guarantees of the debt securities, and the terms of any subordination of such guarantee;

•	whether the debt securities will be secured or unsecured;

•	any deletions, modifications, or additions to the events of default or covenants pertaining to the debt securities or made for the benefit of the holders thereof;

•	whether the debt securities will be convertible or exchangeable and, if so, the provisions regarding convertibility or exchangeability of the debt securities;

•	whether the debt securities will be subject to certain optional interest rate reset provisions;

•	whether the debt securities will be issued as a global debt security and, in that case, the identity of the depository for the debt securities; and

•	any other terms of the debt securities.

Neither of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, bearer, coupon or global form. The prospectus supplement for each series of debt securities will state whether the debt securities will be issued in registered form and whether the debt securities will be in denominations other than $1,000 each or multiples thereof.

Original Issue Discount

One or more series of debt securities offered by this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Subsidiary Guarantees

Our payment obligations under any series of the debt securities may be jointly and severally guaranteed by one or more of our subsidiaries. If a series of debt securities is so guaranteed by any of our subsidiaries, such subsidiaries will execute a supplemental indenture or notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by our subsidiaries.

The obligations of each subsidiary under its subsidiary guarantee may be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other subsidiary guarantor in respect to its obligations under its subsidiary guarantee.

Each indenture may restrict consolidations or mergers with or into a subsidiary guarantor or provide for the release of a subsidiary from a subsidiary guarantee, as set forth in a related prospectus supplement, the applicable indenture, and any applicable related supplemental indenture.

If a series of debt securities is guaranteed by our subsidiaries and is designated as subordinate to our senior debt, then the guarantee by those subsidiaries will be subordinated to their senior debt and will be subordinated to any guarantees by those subsidiaries of our senior debt. See “– Subordination.”

Subordination

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of any debt specified in the applicable prospectus supplement and supplemental indenture as being senior to the subordinated debt.

Consolidation, Merger or Sale

The indentures generally permit a consolidation or merger between us and another entity. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring entity shall assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other entity or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor entity may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. If we sell all or substantially all of our assets, upon compliance with these provisions, we shall be released from all our liabilities and obligations under any indenture and under the debt securities.

Modification of Indentures

Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Events of Default

Each of the indentures defines an event of default with respect to debt securities of any series as any of the following events:

•	failure to pay interest on any debt security for 30 days after it is due;

•	failure to pay the principal of or premium, if any, on any debt security when due;

•	failure to deposit any sinking fund payment for 30 days after it is due;

•	failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default included in any indenture or supplemental indenture.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If an event of default occurs and is continuing with respect to all series of debt securities as a result of a failure to perform a covenant applicable to all securities or because of bankruptcy, insolvency or reorganization, the trustee or the holders of at least 25% in aggregate principal amount of all of the debt securities may declare the entire principal of all the debt securities to be due and payable immediately. If either of these events occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series (or of the debt securities of all series, as the case may be) can void the declaration. There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

Under the indentures, we will:

•	pay the principal of, and interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Equal and Ratable Securitization

Neither we nor any restricted subsidiary may secure senior debt securities of any series unless the debt securities of every other series are also equally and ratably secured. The subordinated securities have no such restrictive covenant.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes without the payment of any service charge except for any tax or governmental charge.

Global Securities

Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company (“DTC”) acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934;

•	we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

•	there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement (if other than $1,000 and integral multiples of $1,000). The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Defeasance

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

We must also obtain an opinion of counsel to the effect that as a result of the defeasance, holders of that series of debt securities will not recognize income, gain or loss for federal income tax purposes and will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Meetings

Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 20% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under “Notices” below. Generally speaking, except for any consent that must be given by all holders of a series as described under “Modification of Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in “Modification of Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of Oklahoma.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are currently authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share.

Holders of common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders and are not entitled to cumulate votes for the election of directors. Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

Holders of our common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefor. Under the terms of our revolving credit facility and senior secured notes, we may not pay dividends on shares of our common stock. In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of our preferred stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. We have designated 25,000 of such shares as Series A Junior Participating Preferred Stock in connection with our Rights Plan.

We have also designated 3,000,000 of such shares as 9.25% Series B Cumulative Preferred Stock (“9.25% Preferred Stock”), of which 2,000,000 shares are issued and outstanding. The 9.25% Preferred Stock has a dividend preference of $2.3125 per share per year, for a total of $4,625,000, which must be satisfied before we may pay any dividends on any junior securities, including our common stock. The 9.25% Preferred Stock also has a liquidation preference entitling the holders thereof to receive the $25 stated value per share of 9.25% Preferred Stock, or a total of $50 million, plus all accrued and unpaid dividends prior to any funds being available for distribution in liquidation to the holders of our junior securities, including our common stock. We may redeem the 9.25% Preferred Stock at our option after September 30, 2011, and we are required to redeem the 9.25% Preferred Stock upon any change of control involving our Company other than to a qualifying public company or upon certain changes in our management that result in Ken L. Kenworthy, Jr. no longer serving as our Chief Executive Officer. The holders of 9.25% Preferred Stock have voting rights in certain limited circumstances.

The board of directors is authorized, without any further action by shareholders, to determine the rights, preferences, privileges and restrictions of any series of preferred stock, the number of shares constituting any such series, and the designation thereof. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Depository Shares

We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock.

Description of Depository Shares

The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us to be the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be issued to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that may be filed as exhibits to the registration statement in the event we issue depositary shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to record holders of depositary shares relating to that preferred stock in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Redemption of Depository Shares

If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding, and all rights of holders of those depositary shares will cease, except the right to receive any money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from holders of depositary shares underlying the preferred stock.

Amendment and Termination of the Depository Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of holders of depositary shares will not be effective unless the amendment has been approved by holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to holders of depositary receipts.

Resignation and Removal of the Depository

The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

Miscellaneous

The depositary will forward to holders of depository receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Anti-takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws, Oklahoma Law and our Rights Plan

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at an annual meeting of shareholders, not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company and (ii) with respect to an election of directors to be held at a special meeting of shareholders, not earlier than 90 days prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting is first made. With respect to other business to be brought before an annual meeting of shareholders, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting

The Oklahoma General Corporation Act (“OGCA”) provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Authorized but Unissued Shares

Our amended and restated certificate of incorporation provides that the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by the NASDAQ. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Amendment of Bylaws

Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our bylaws do not permit shareholders to amend the bylaws.

Oklahoma Business Combination Statute

Under the terms of our amended and restated certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Section 1090.3 of the OGCA. In general this section prevents an “interested shareholder” from engaging in a “business combination” with us for three years following the date the person became an interested shareholder, unless:

•

prior to the date the person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power at the time the transaction commenced, excluding stock held by our directors who are also officers and stock held by certain employee stock plans; or

•

on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

An “interested shareholder” is defined, generally, as any person that owns stock having 15% or more of all of our voting power, any person that is an affiliate or associate of us and owned stock having 15% or more of all of our voting power at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

A “business combination” includes:

•	any merger or consolidation involving us and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of our assets;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to an interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series or voting power owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through us; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the OGCA.

Because we have opted out of this Oklahoma anti-takeover law, any interested shareholder could pursue a business combination transaction that is not approved by our board of directors.

Oklahoma Control Share Statute

Under the terms of our certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Sections 1145 through 1155 of the OGCA, Oklahoma’s control share acquisition statute. In general, Section 1145 of the OGCA defines “control shares” as our issued and outstanding shares that, in the absence of the Oklahoma control share statute, would have voting power, when added to all of our other shares that are owned, directly or beneficially, by an acquiring person or over which the acquiring person has the ability to exercise voting power, that would entitle the acquiring person, immediately after the acquisition of the shares to exercise, or direct the exercise of, such voting power in the election of directors within any of the following ranges of voting power:

•	one-fifth (1/5) or more but less than one-third (1/3) of all voting power;

•	one-third (1/3) or more but less than a majority of all voting power; or

•	a majority of all voting power.

A “control share acquisition” means the acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, “control shares.” After a control share acquisition occurs, the acquiring person is subject to limitations on the ability to vote such control shares. Specifically, Section 1149 of the OGCA provides that under most control share acquisition scenarios, “the voting power of control shares having voting power of one-fifth (1/5) or more of all voting power is reduced to zero unless the shareholders of the issuing public corporation approve a resolution according the shares the same voting rights as they had before they became control shares.” Section 1153 of the OGCA provides the procedures for obtaining shareholder consent of a resolution of an “acquiring person” to determine the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition.

Because we have opted out of the Oklahoma control share statute, any shareholder holding control shares will have the right to vote his or its shares in full in the election of directors.

Rights Plan

In May 2005 our shareholders approved the principal terms of a “rights plan,” we entered into a rights agreement with UMB Bank, n.a. and we declared a dividend of one preferred share purchase “right” for each outstanding share of common stock. The rights trade with, and are inseparable from, our common stock. The rights are evidenced only by the certificates that represent shares of common stock. New rights accompany any new shares of common stock issued after May 31, 2005. ComputerShare Limited is the successor rights agent to UMB Bank, n.a. under the rights plan. The rights plan was amended on February 1, 2008, to increase the ownership threshold that causes the rights to be exercisable from 20% to 29%.

The rights plan is designed to ensure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to deter potential abusive tactics to gain control of the Company without paying a fair price to all of our shareholders. The rights are intended to enable all of our shareholders to realize the long-term value of their investment in the Company. The rights will not prevent a takeover, but should encourage anyone seeking to acquire us to negotiate with the board of directors prior to attempting a takeover.

The rights generally will be exercisable only if a person or group acquires 29% or more of our common stock or commences a tender offer, the consummation of which would result in ownership by a person or group of 29% or more of the common stock. However, Ken L. Kenworthy, Jr., our Chief Executive Officer, and his wife, Karen M. Kenworthy, who collectively currently own approximately 11.4% of the Company’s outstanding common stock, will not render the rights exercisable unless they collectively own more than 30% of our common stock.

If a person or group acquires 29% or more of our outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, which is initially $65.00, a number of our common shares having a market value of twice such price. In addition, if we are acquired in a merger or other business combination transaction after a person has acquired 29% or more of our outstanding common stock, each Right will entitle its holder to purchase, at the Right’s then-current exercise price, a number of the acquiring company’s common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these rights.

Prior to the acquisition by a person or group of beneficial ownership of 29% or more of our common stock, the rights are redeemable for one cent per Right at the option of the board of directors. The rights expire on June 1, 2015.

The terms of the rights plan may be amended, or the rights plan may be terminated, by our board of directors without the consent of the holders of the rights. After a person or group becomes an Acquiring Person, our board of directors may not terminate the rights plan or amend the rights plan in a way that adversely affects holders of the rights.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number of amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more debt securities, shares of common stock, shares of preferred stock, depositary shares or warrants or any combination of such securities, including guarantees of any securities.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

•

the terms of the units and of any of the debt securities, common stock, preferred stock, depositary shares, warrants and guarantees comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus (a) through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers or (d) through a combination of any such methods of sale. The prospectus supplement relating to any offering of securities may include the following information:

•	the terms of the offer;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions or other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sales Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

General Information

Underwriters, dealers and agents that participate in the distribution of our securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive and any profit they make on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement. We may indemnify, underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, or make contributions to payments they may be required to make relating to those liabilities. Our underwriters, dealers, and agents, or their affiliates, may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Each series of securities offered by this prospectus may be a new issue of securities with no established trading market. Any underwriters to whom securities offered by this prospectus are sold by us for public offering and sale may make a market in the securities offered by this prospectus, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities offered by this prospectus.

Representatives of the underwriters through whom our securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum.

Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby and certain other legal matters relating to this offering will be passed upon for us by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma. Underwriters, dealers and agents, if any, who we will identify in a prospectus supplement, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

Our consolidated financial statements as of December 31, 2007 for the three years ended December 31, 2007 incorporated by reference in this registration statement have been audited by Smith, Carney & Co., p.c., an independent registered public accounting firm, as stated in their report appearing in our Annual Report on Form 10-K for the year ended December 31, 2007, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The historical reserve information as of December 31, 2007, prepared by MHA Petroleum Consultants, Inc., referred to in this prospectus supplement has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.